SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

14 May 2010

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, capitalisation, portfolios, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group’s future financial performance; the level and extent of future impairments and write-downs; the protection provided by the APS; and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; a change of UK Government or changes to UK Government policy; changes in the Group’s credit ratings; the Group’s participation in the Asset Protection Scheme (APS) and the effect of such Scheme on the Group’s financial and capital position; the conversion of the B Shares in accordance with their terms; the ability to access the contingent capital arrangements with HM Treasury; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; the Group’s ability to attract or retain senior management or other key employees; changes in competition and pricing environments; the financial stability of other financial institutions, and the Group’s counterparties and borrowers; the value and effectiveness of any credit protection purchased by the Group; the extent of future write-downs and impairment charges caused by depressed asset valuations; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.’s businesses and assets; general operational risks; the inability to hedge certain risks economically; the ability to access sufficient funding to meet liquidity needs; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the EC State Aid approval; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Acquisition of ABN AMRO

On 17 October 2007, RFS Holdings B.V. (“RFS Holdings”), which at the time was owned by The Royal Bank of Scotland Group plc (RBSG), Fortis N.V., Fortis S.A./N.V., Fortis Bank Nederland (Holding) N.V. (“Fortis”) and Banco Santander, S.A. (“Santander”), completed the acquisition of ABN AMRO Holding N.V. (renamed RBS Holdings N.V. on 1 April 2010).

RFS Holdings, which is now jointly owned by RBSG, the Dutch State (following its acquisition of Fortis) and Santander (the “Consortium Members”), has substantially completed the process of implementing an orderly separation of the business units of RBS Holdings N.V. As part of this reorganisation, on 6 February 2010, the businesses of RBS Holdings N.V. acquired by the Dutch State were legally demerged from the RBS Holdings N.V. businesses acquired by the Group and were transferred into a newly established holding company, ABN AMRO Bank N.V. (save for certain assets and liabilities acquired by the Dutch State that were not part of the legal separation and which will be transferred to the Dutch State as soon as possible).

Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., which is owned by the Dutch State. Certain assets within RBS Holdings N.V. continue to be shared by the Consortium Members. RBS Holdings N.V. is a fully operational bank within the Group and is independently rated and licensed and regulated by the Dutch Central Bank.

Statutory results

RFS Holdings is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its financial statements. Consequently, the statutory results of the Group include the results of ABN AMRO. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in minority interests. From 1 April 2010, RBS will cease to consolidate the Consortium Members’ interests in ABN AMRO.

Financial information contained in this document does not constitute complete financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB and adopted by the European Union.

Non-GAAP financial information

IFRS requires the Group to consolidate those entities that it controls, including RFS Holdings as described below. However, discussion of the Group’s performance focuses on performance measures that exclude the RFS Holdings minority interest as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility.

Presentation of information (continued)

Non-GAAP financial information (continued)

RBS has divided its operations into “Core” and “Non-Core” for internal reporting purposes. Certain measures disclosed in this document for Core operations and used by RBS management are a non-GAAP financial measure.

Comment

Stephen Hester, Group Chief Executive, commented:

“Last year we began implementing one of the most significant corporate restructurings ever undertaken.  We said the Plan would take five years to implement.  We set out transparently where the milestones would be along the way.  And we explained how, if implemented properly, the Plan would turn RBS from a problem into an opportunity for all our constituencies.

Today we show that we remain on track for the delivery of the Plan – we are doing what we said we would do.  We have made good progress but there is still significant work to be done.  I welcome the market's recognition of our progress to date, but the challenges we still face are real and should not be underestimated.

The year has begun for RBS broadly as we had expected. Economic recovery is benefiting our customers and thereby ourselves.  However, we remain conscious of the economic imbalances still to be tackled globally and of the risk of specific events (such as those affecting Greece), with the associated danger of contagion. Certain sectors, like real estate, also face a longer term work-out and there are ongoing losses for banks to absorb. At present, global recovery is helping impairments fall a little faster than we expected, though lumpy events may well interrupt that trend. Our medium-term targets already factor in a normalisation of credit conditions.

RBS’s Retail and Commercial businesses are beginning to recover and should drive our growth over the next few years.  While we have taken decisive management actions to improve these businesses, the pace of recovery will also be affected by the rate at which credit conditions change and when interest rates return to more normal levels, giving some relief to liability margins.

Global Banking & Markets, our investment bank, is on track with a seasonally strong first quarter, though significantly below the unusual conditions of a year previously.  GBM was radically restructured 15 months ago and is the area with greatest people retention challenges, so we are pleased with progress in this important Division.

RBS’s risk profile continues to recover. We made huge balance sheet, capital and liquidity improvements in 2009 and these are now being extended through steady progress, in-line with targets, in Non-Core run-off and disposals. We are substantially improving the internal fabric and machinery of risk management.  While not likely to be called upon, we also retain the valuable fallback protection of the Asset Protection Scheme and related contingent capital.

We aspire to be focused and purposeful in pursuit of RBS’s three principal goals:
o	to serve Customers well;
o	to restore the Bank to undoubted standalone strength; and
o	to rebuild sustainable value for all Shareholders and in so doing to enable the UK Government to sell its shareholding profitably over time.

Comment (continued)

The first of these goals anchors all our efforts. We have renewed our focus on our Customers and how we serve them, and are investing in our businesses to improve service further. Our Customer franchises are solid and responding to these efforts though it will take time to raise customer service to the levels we aspire to.

We have already made significant progress in restoring the Bank to standalone strength through improvements in our risk profile and management culture. The job of rebuilding sustainable Shareholder value will take longer, and quarterly progress may not always be smooth. Volatility – of markets, of internal and external sentiment and outlook – is a fact of life.  We will continue to try to steer a measured and determined course, rebuilding a reputation for delivery and with it the support of our people which is needed to bring about that delivery.  Along the way, we are determined to support those who have supported us: to deliver for Customers, for the Communities we serve and for our Shareholders both public and private.

As covered more fully in my 2009 year-end statement, the regulatory landscape remains an area of focus, with a wide range of outcomes still under debate. The impact on economies as a whole, on banks in general and on RBS specifically is still uncertain. RBS welcomes and embraces change and reform and is actively participating to help governments and regulators calibrate measures, understand their consequences and consider timing.  Shareholders and all our stakeholders need to be cautious as these issues, along with new taxes and other measures, are debated and progressed.

So, as 2010 unfolds we remain optimistic for RBS and the prospects of achieving the Plans laid out and our vision to restore RBS to an admired and high performing institution.  Progress to date should give encouragement, but there is no complacency within RBS as we continue the work across our businesses.”

Condensed consolidated income statement
for the period ended 31 March 2010

	Quarter ended
	31 March 2010	31 December* 2009	31 March* 2009
	£m	£m	£m

Interest receivable	5,692	5,977	7,450
Interest payable	(2,150)	(2,558)	(3,886)

Net interest income	3,542	3,419	3,564

Fees and commissions receivable	2,051	2,353	2,276
Fees and commissions payable	(572)	(894)	(691)
Income from trading activities	1,766	709	1,666
Other operating income (excluding insurance premium income)	447	304	750
Net insurance premium income	1,289	1,308	1,356

Non-interest income	4,981	3,780	5,357

Total income	8,523	7,199	8,921

Staff costs – excluding curtailment gains	(2,689)	(2,494)	(2,761)
– pension schemes curtailment gains	-	2,148	-
Premises and equipment	(535)	(685)	(661)
Other administrative expenses	(1,011)	(1,184)	(1,160)
Depreciation and amortisation	(482)	(600)	(560)
Write-down of goodwill and other intangible assets	-	(52)	-

Operating expenses	(4,717)	(2,867)	(5,142)

Profit before other operating charges and impairment losses	3,806	4,332	3,779
Net insurance claims	(1,136)	(1,321)	(966)
Impairment losses	(2,675)	(3,099)	(2,858)

Operating loss before tax	(5)	(88)	(45)
Tax charge	(107)	(644)	(210)

Loss from continuing operations	(112)	(732)	(255)
Profit/(loss) from discontinued operations, net of tax	313	(135)	(50)

Profit/(loss) for the period	201	(867)	(305)
Minority interests	(344)	246	(483)
Other owners' dividends	(105)	(144)	(114)

Loss attributable to ordinary shareholders	(248)	(765)	(902)

*Operating expenses include:

Integration and restructuring costs:
- administrative expenses	(165)	(221)	(374)
- depreciation and amortisation	(3)	(7)	(5)

	(168)	(228)	(379)
Amortisation of purchased intangible assets	(65)	(59)	(85)

	(233)	(287)	(464)

* restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

Highlights

First quarter results summary

Current trading
Operating performance in the first quarter of 2010 improved, with The Royal Bank of Scotland Group (‘RBS’ or the ‘Group’) recording a quarterly operating profit. Total income rose to £8,523 million, up 18% from the fourth quarter of 2009, while expenses, increased by 65% to £4,717 million and insurance claims were 14% lower at £1,136 million. Impairments fell 14% to £2,675 million, leaving a Group operating loss of £5 million, compared with a loss of £88 million in the fourth quarter. Cost savings programmes remain on track.

Net of tax, goodwill and intangible write-downs, minority interests and preference share dividends, the loss attributable to ordinary shareholders was £248 million, compared with a loss of £765 million in the fourth quarter of 2009.

In the Core bank, operating profit was £2,272 million, 92% higher than in the fourth quarter of 2009. The result was driven by a seasonally strong trading performance in Global Banking & Markets, where income rose 35%, benefiting from market conditions that, although less buoyant than the exceptional environment experienced in the first quarter of 2009, were still favourable; credit markets performance was particularly good.

In the Core retail and commercial businesses, income continued to be affected by generally low business volumes and by depressed liability margins, offsetting the repricing of new business asset margins. Adjusted for the number of days in the quarter, core retail and commercial net interest margin was stable.  Customer franchises remained resilient, with good progress particularly in UK mortgages and current accounts.

Core return on equity in the quarter was 15%, in line with the longer term targets and driven by seasonally strong GBM results. However, significant quarterly movement in returns is to be anticipated, and future capital and other regulatory requirements could materially affect future returns.

Non-Core operating losses were substantially lower at £1,559 million, with income rising to £934 million.

Good progress has been made on restructuring and divestments. The divestments of a UK retail and business banking operation and of the Group’s card payment acquiring business are currently on track.

Legal separation of ABN AMRO Bank NV took place on 1 April 2010. As a result RBS will no longer consolidate the interests in ABN AMRO of its consortium partners, the Dutch state and Banco Santander, in its results from the second quarter of 2010 onwards.

Highlights (continued)

First quarter results summary (continued)

Efficiency

Group operating expenses increased by £1,850 million due to pension schemes curtailment gains, £2,148 million in the fourth quarter of 2009, offset by savings driven principally by Business Services, where costs declined by £129 million with reductions in property, technology and operations costs.

The Group’s programme to reduce costs is already well advanced and we are beginning to see the necessary efficiency benefits of this. Over £2 billion in annualised cost savings have so far been achieved, compared with a commitment to deliver at least £2.5 billion in cost reductions by 2011.

Regrettably, but inevitably, this has resulted in job losses and while the most substantial reductions have been completed there are more to come. The Group will continue to work hard alongside staff and their representatives to minimise the human impact of this.

Impairments

Impairment losses declined in the first quarter to £2,675 million compared with £3,099 million in the fourth quarter of 2009. Impairment trends were favourable, particularly in the Core UK retail and US retail and commercial businesses, providing support for the view that impairments are likely to have peaked in 2009.

Non-Core impairments fell by 6% to £1,704 million. Improving credit trends continued in several segments of the division’s portfolio, although the overall impairment level remains elevated and volatility in impairment charges remains likely.

Balance sheet management

Third party assets increased by 4% during the first quarter to £1,303 billion, with around half of the increase accounted for by exchange rate movements, as the weakness of sterling increased the value of foreign currency-denominated assets. The increase also reflected seasonal movements in GBM assets, which rose after falling sharply in the fourth quarter but remain within the division’s targeted range, and a modest increase in retail and commercial lending, offset by Non-Core run-off.

Highlights (continued)

First quarter results summary (continued)

Balance sheet management (continued)

Liquidity reserves totalled £165 billion, down £6 billion from 31 December 2009 but still above the Group’s long term target band, including a central government bond portfolio of £59 billion.

Capital

Risk-weighted assets increased by £26 billion to £567 billion, more rapidly than nominal assets, primarily reflecting the roll-off of capital relief trades in the old ABN AMRO portfolios in line with guidance provided earlier this year. This increase in RWAs drove a reduction in the Group’s Core Tier 1 ratio to 9.5% at 31 March 2010, compared with 11.0% at 31 December 2009.

Good progress has been made on restructuring and divestments. The divestments of a UK retail and business banking operation and of the Group’s card payment acquiring business are currently on track.

Customers

The Group’s customer franchises have remained resilient. RBS has sustained its position in its core retail and corporate markets, with customer numbers steady or growing across most of the Group’s major businesses.

UK Retail maintained good growth in the current account market and now serves over 12.8 million current account customers. Progress has also continued in the mortgage market, with the division achieving a 10.6% market share of new lending in the first quarter, compared with a 7% share of the mortgage stock. Net mortgage lending in the first quarter totalled £2.0 billion.

Good progress in the current account market was also achieved by other divisions, with Ulster Bank adding 9,000 current account customers during the quarter and the US retail and commercial division expanding its consumer checking account base by 44,000 since the first quarter of 2009.

The Group has kept up its efforts to make credit available to UK businesses. Over £10 billion of new facilities were extended to businesses and corporates during the first quarter, with activity picking up in March after a seasonal lull in January and February.

Highlights (continued)

First quarter results summary (continued)

Outlook

The economic outlook has stabilised and continues to improve steadily. However, substantial risks remain from the unwinding of structural imbalances globally and the impact of the withdrawal of fiscal and monetary support. The timing and make-up of regulatory and fiscal responses to the crisis also remains uncertain. However, the Group currently remains on track to deliver its five year plan.

Operating performance in the second quarter is expected to reflect GBM income returning to more normal levels from the seasonally strong first quarter performance, but steady progress in Core retail and commercial divisions.

Group net interest margin is expected to gradually improve over the remainder of 2010, with the recovery from the unsustainably low margins experienced in 2009 driven by the Core retail and commercial divisions. Impairment trends have turned more favourable in a number of areas, but levels of impairment are likely to remain high and there may be volatility in impairment losses, particularly in the Non-Core portfolio.

Business and strategic update

Customer franchises

The Group’s customer franchises remained resilient. RBS sustained its position in its core retail and corporate markets, with customer numbers steady or growing across most of the Group’s major businesses.

●
UK Retail maintained good growth in the current account market and now serves over 12.8 million current account customers. Almost 1 million savings accounts have been added since the first quarter of 2009. The division continues to make progress towards a more convenient operating model, with over 4 million active users of online banking and a record share of new sales achieved through direct channels.

●
UK Retail added 4,000 mortgage accounts during the first quarter, taking mortgage account numbers to 849,000, 10% up on 31 March 2009. RBS accounted for 10.6% of new mortgage lending in the quarter, compared with a 7% share of the mortgage stock.

●	UK Corporate and Commercial customer numbers held stable, with modest growth in business and commercial customers. The division serves over 1.1 million SMEs.

●	GBM maintained its market position in core franchise areas, with top tier market rankings in foreign exchange, options, rates, equities and debt capital markets.

●
Ulster Bank increased consumer, SME and corporate customer numbers during the quarter, with consumer accounts up 3%, compared with the first quarter of 2009. Current account numbers increased by 9,000 in the quarter, buoyed by a strong campaign focused on switching customers from competitors withdrawing from the Irish market.

●
US Retail and Commercial’s consumer and commercial customer bases held steady in its core New England and Mid-Atlantic regions, with some erosion of customer numbers in the Midwest. Over 44,000 consumer checking accounts and 12,000 small business checking accounts have been added since the first quarter of 2009.

●
RBS Insurance saw a small decline in own-brand motor policy numbers during the first quarter, following increased pricing introduced during the period, offset by good growth in the international and commercial business. Compared with the first quarter of 2009, Churchill’s motor policy numbers grew by 11% and its home policies by 27%, while Direct Line, which is not available on price comparison websites, held motor policy numbers stable and grew home policies by 2%.

Business and strategic update (continued)

Restructuring and divestments

The Group has made progress on its restructuring and divestment programme during the first quarter.

Agreement to sell RBS Sempra Commodities’ metals, oil and European energy businesses to J.P.Morgan Chase for $1.7 billion was announced in February, and a sales process is under way for the remaining business lines. The sale of RBS Asset Management’s investment strategies business to Aberdeen Asset Management was completed, and parts of the Non-Core Latin American businesses have also been successfully disposed of. The sale of RBS Factoring GmbH to GE Capital was agreed in March and is expected to complete by the third quarter.

The divestment of a retail, business and corporate banking operation, whose principal components are the RBS branch network in England and Wales together with NatWest’s Scottish branches, is currently on track, as is the disposal of Global Merchant Services, the Group’s card payment acquiring business.

Business and strategic update (continued)

UK Lending

In February 2009, the Group agreed with the UK Government to a number of measures aimed at improving the availability of credit to UK homeowners and businesses. During the 12 month period commencing 1 March 2009:

●	Net mortgage lending exceeded the original target of £9 billion by £3.7 billion.
●
Whilst gross business lending remained relatively strong (£41 billion of new facilities were extended to businesses during the 12 months), net business lending fell by £6.2 billion, reflecting subdued demand, accelerating repayments, continued strong competition and buoyant capital markets.

In March 2010, the Group reached new agreements on lending availability for the period March 2010 to February 2011:

●	Residential lending: to make available an additional £8 billion of net mortgage lending.
●	Business lending: to make available £50 billion in gross new facilities, whether drawn or undrawn, for business customers.

In the first quarter of 2010, net mortgage lending increased by £2.0 billion, compared with an increase of £3.2 billion in the fourth quarter of 2009. The slower rate of growth was reflective of the competitive mortgage environment. In addition, many completions were brought forward to December 2009 to take advantage of the temporary increase in stamp duty thresholds, and this had a corresponding adverse effect in the early part of 2010.

However, notwithstanding the lower mortgage lending growth, activity levels improved during the quarter with over 54,000 applications, 22% higher than in the fourth quarter of 2009.

Gross new facilities totalling £10.4 billion were extended to UK businesses, slightly lower than the corresponding figure of £11.1 billion during the fourth quarter of 2009. However, activity levels picked up after a seasonal lull in January and February, with over £4.3 billion of new facilities provided in March 2010.

Condensed consolidated balance sheet
at 31 March 2010

	31 March 2010	31 December 2009 (audited)
	£m	£m

Assets
Cash and balances at central banks	42,008	52,261
Net loans and advances to banks	56,528	56,656
Reverse repurchase agreements and stock borrowing	43,019	35,097
Loans and advances to banks	99,547	91,753
Net loans and advances to customers	553,905	687,353
Reverse repurchase agreements and stock borrowing	52,906	41,040
Loans and advances to customers	606,811	728,393
Debt securities	252,116	267,254
Equity shares	21,054	19,528
Settlement balances	24,369	12,033
Derivatives	462,272	441,454
Intangible assets	14,683	17,847
Property, plant and equipment	18,248	19,397
Deferred taxation	6,540	7,039
Prepayments, accrued income and other assets	14,534	20,985
Assets of disposal groups	203,530	18,542

Total assets	1,765,712	1,696,486

Liabilities
Bank deposits	98,294	104,138
Repurchase agreements and stock lending	48,083	38,006
Deposits by banks	146,377	142,144
Customer deposits	425,102	545,849
Repurchase agreements and stock lending	81,144	68,353
Customer accounts	506,246	614,202
Debt securities in issue	239,212	267,568
Settlement balances and short positions	70,632	50,876
Derivatives	444,223	424,141
Accruals, deferred income and other liabilities	28,466	30,327
Retirement benefit liabilities	2,682	2,963
Deferred taxation	2,295	2,811
Insurance liabilities	7,711	10,281
Subordinated liabilities	31,936	37,652
Liabilities of disposal groups	196,892	18,890

Total liabilities	1,676,672	1,601,855

Equity
Minority interests	10,364	16,895
Owners’ equity*
Called up share capital	15,031	14,630
Reserves	63,645	63,106

Total equity	89,040	94,631

Total liabilities and equity	1,765,712	1,696,486

*Owners’ equity attributable to:
Ordinary shareholders	70,830	69,890
Other equity owners	7,846	7,846

	78,676	77,736

Commentary on condensed consolidated balance sheet

Total assets of £1,765.7 billion at 31 March 2010 were up £69.2 billion, 4%, compared with 31 December 2009.

Cash and balances at central banks were down £10.3 billion, 20% to £42.0 billion primarily due to reduced placings of short-term cash surpluses.

Loans and advances to banks increased by £7.8 billion, 8%, to £99.5 billion but rose £15.7 billion excluding the transfer to disposal groups of the RFS Minority Interest.  Of the £15.7 billion, reverse repurchase agreements and stock borrowing (‘reverse repos’) were up £7.9 billion, 23% to £43.0 billion and bank placings rose £7.8 billion, 16%, to £56.5 billion, largely as a result of increased wholesale funding activity in Global Banking & Markets and Ulster Bank.

Loans and advances to customers decreased by £121.6 billion, 17% to £606.8 billion.  Excluding the transfer of the RFS Minority Interest to disposal groups, lending was up £11.1 billion, 2%.  Within the £11.1 billion,  reverse repos increased £11.9 billion, 29% to £52.9 billion. Customer lending decreased by £0.8 billion to £553.9 billion but grew by £0.9 billion before impairment provisions.  This reflected growth in UK Corporate & Commercial, £2.7 billion, Global Transaction Services, £1.4 billion, UK Retail, £0.9 billion and Wealth, £0.8 billion and the effect of exchange rate movements, £8.8 billion, following the weakening of sterling against the US dollar since the year end.  These were partially offset by planned reductions in Non-Core of £10.0 billion, together with declines in Ulster Bank, £1.1 billion, US Retail & Commercial, £0.9 billion and Global Banking & Markets, £1.8 billion.

Debt securities declined by £15.1 billion, 6% to £252.1 billion largely reflecting the transfer of the RFS Minority Interest to disposal groups.

Equity shares were up £1.5 billion, 8% at £21.1 billion or £5.1 billion, 32% excluding transfers to disposal groups.  Growth was principally due to increased holdings in Global Banking & Markets.

Settlement balances rose £12.3 billion to £24.4 billion as a result of increased customer activity from seasonal year end lows.

The value of derivative assets was up £20.8 billion, 5% to £462.3 billion, and liabilities, up £20.1 billion, 5%, to £444.2 billion.  Excluding the RFS Minority Interest transfer to disposal groups, assets were up £24.1 billion, 5%, to £462.3 billion, and liabilities, up £22.7 billion, 5%, to £444.2 billion, primarily reflecting changes in interest rates, the weakening of sterling against the US dollar and growth in trading volumes.

Growth in assets and liabilities of disposal groups principally reflects the inclusion of the RFS Minority Interest, excluding those items which have shared ownership between the consortium members, together with the Global Merchant Services business and increases in respect of the Group’s retail and commercial activities in Asia and Latin America.

Deposits by banks were up £4.2 billion, 3%, at £146.4 billion but declined by £5.4 billion, 4%, to £148.3 billion excluding the RFS Minority Interest. Of the £5.4 billion, reduced inter-bank deposits, down £15.5 billion, 13%, to £100.2 billion, principally in Group Treasury, were offset in part by increased repurchase agreements and stock lending (‘repos’), up £10.1 billion, 27%, to £48.1 billion.

Commentary on condensed consolidated balance sheet (continued)

Customer accounts were down £108.0 billion, 18%, at £506.2 billion but up £23.6 billion, 5% following the RFS Minority Interest transfer to disposal groups. Within the £23.6 billion, repos increased £12.8 billion, 19%, to £81.1 billion. Excluding repos, customer deposits were up £10.8 billion, 3%, to £425.1 billion, reflecting growth in UK Corporate & Commercial, £3.6 billion, UK Retail, £2.3 billion, Global Transaction Services, £2.1 billion, Ulster Bank, £1.7 billion and Wealth, £0.8 billion, together with exchange rate movements of £6.3 billion. This was partially offset by reductions in Non-Core, £3.0 billion, US Retail & Commercial, £1.7 billion and Global Banking & Markets, £1.1 billion.

Debt securities in issue were down £28.4 billion, 11% to £239.2 billion. Excluding the transfer of the RFS minority interest, they declined £7.1 billion, 3%, mainly as a result of reductions in Global Banking & Markets.

Subordinated liabilities decreased £5.7 billion, 15% to £31.9 billion but increased £0.4 billion, 1% excluding transfers to disposal groups. The conversion of £0.6 billion non-cumulative US dollar preference shares and the redemption of £0.5 billion dated loan capital were more than offset by the effect of exchange rate movements and other adjustments of £1.5 billion.

Equity minority interests decreased by £6.5 billion, 39%, to £10.4 billion mainly due to net equity withdrawals of £4.2 billion and dividends of £2.7 billion paid to the RFS minority interests less attributable profits of £0.3 billion.

Owners' equity increased by £0.9 billion, 1% to £78.7 billion. The issue of £0.6 billion ordinary shares on conversion of the US dollar non-cumulative preference shares classified as debt and exchange rate movements, £0.7 billion, were partially offset by an increase in own shares held of £0.4 billion.

Key metrics

	31 March 2010	31 December 2009

Capital and balance sheet
Funded balance sheet (1)	£1,303.4bn	£1,255.0bn
Total assets	£1,765.7bn	£1,696.5bn
Risk-weighted assets - gross	£692.0bn	£668.6bn
Benefit of Asset Protection Scheme	(£124.8bn)	(£127.6bn)
Risk-weighted assets	£567.2bn	£541.0bn
Core Tier 1 ratio	9.5%	11.0%
Tier 1 ratio	12.5%	14.1%
Loan:deposit ratio (Core – net of provisions)	102%	104%

Note:
(1)	Funded balance sheet is defined as total assets less derivatives.

Results summary

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Non-interest income	£m	£m	£m

Net fees and commissions	1,479	1,459	1,585

Income from trading activities	1,766	709	1,666

Other operating income	447	304	750

Non-interest income (excluding insurance premiums)*	3,692	2,472	4,001

Insurance net premium income	1,289	1,308	1,356

Total non-interest income	4,981	3,780	5,357

* Includes fair value of own debt
Income/(loss) from trading activities	41	(79)	290
Other operating income	(210)	349	741

Fair value of own debt	(169)	270	1,031

Key points

Q1 2010 compared with Q4 2009
●
The strong increase in non-interest income was driven largely by buoyant income from trading activities, with a good performance from GBM trading businesses and significantly reduced  losses in Non-Core, both reflective of favourable market conditions. Non-Core non-interest income was £435 million, compared with losses of £403 million in Q4 2009.

●
Net fees and commissions increased modestly, with growth in GBM offsetting lower fee income in most retail and commercial businesses, reflecting generally low activity volumes, together with the adverse impact of repricing overdraft fees, which took effect in Q4 2009 in the UK retail businesses.

Q1 2010 compared with Q1 2009
●
Non-interest income was 7% lower than in the first quarter of 2009, during which GBM trading results benefited from exceptional market conditions while Non-Core recorded significant losses on monolines, credit default swaps and asset-backed securities.

Results summary (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Operating expenses	£m	£m	£m

Staff costs – excluding curtailment gains	2,689	2,494	2,761
Staff costs – pension scheme curtailment gains	-	(2,148)	-
Premises and equipment	535	685	661
Other	1,011	1,236	1,160

Administrative expenses	4,235	2,267	4,582
Depreciation and amortisation	482	600	560

Operating expenses	4,717	2,867	5,142

General insurance	1,107	1,304	970
Bancassurance	29	17	(4)

Insurance net claims	1,136	1,321	966

Staff costs as a percentage of total income	32%	35%	31%

Key points

Q1 2010 compared with Q4 2009
●
Group operating expenses excluding pension scheme curtailment gains, fell by 4%, driven principally by Business Services, where costs declined by £129 million with reductions in property, technology and operations costs.  Integration costs have continued to decline as the process of integrating ABN AMRO is well advanced.

●	Staff costs increased by 8%, largely as a result of incentive compensation accruals in line with stronger business performance in GBM. The compensation ratio in GBM was 32%.

●	Other costs benefited from a one-off VAT recovery of £80 million included in Central items.

●	Insurance claims were lower than in Q4 2009, when reserves for bodily injury claims were built up significantly, but remained relatively high as a result of severe winter weather in the UK.

Q1 2010 compared with Q1 2009
●
Group operating expenses were £425 million, or 8%, lower than in the fourth quarter of 2009.  Integration and restructuring costs declined compared with Q1 2009, when ABN AMRO integration activity was more substantial.

●	Insurance net claims were up £170 million, or 18% reflecting higher bodily injury claims and adverse winter weather.

Results summary (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Impairment losses	£m	£m	£m

Division
UK Retail	387	451	354
UK Corporate	186	190	100
Wealth	4	10	6
Global Banking & Markets	32	130	269
Global Transaction Services	-	4	9
Ulster Bank	218	348	67
US Retail & Commercial	143	153	223
RBS Insurance	-	-	5
Central items	1	2	(3)

Core	971	1,288	1,030
Non-Core	1,704	1,811	1,828

	2,675	3,099	2,858

Asset category
Loans and advances	2,602	3,032	2,276
Securities	73	67	582

	2,675	3,099	2,858

Loan impairment charge as % of gross loans and advances excluding reverse repurchase agreements	1.8%	2.1%	1.3%

Key points

Q1 2010 compared with Q4 2009
●
Impairment losses declined in the first quarter, led by improving trends in UK Retail. Loan performance in Ulster continued to deteriorate, though impairments were lower than in Q4 2009, which included a significant charge in respect of latent losses.

●	UK Corporate impairments held steady, while US Retail & Commercial is beginning to trend favourably. GBM recorded only a small loss in the absence of any large single name impairments.

●	Non-Core impairments continued the improving trend that began to emerge towards the end of 2009, though loss rates, in proportion to the division’s diminishing portfolio, remain high.

Q1 2010 compared with Q1 2009
●	Reduced impairment losses in GBM were partly offset by higher levels of impairment in the Core retail and commercial businesses, particularly in UK Corporate and Ulster.

Results summary (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Credit and other market losses (1)	£m	£m	£m

Monoline exposures	-	734	1,645
CDPCs	32	111	198
Asset-backed products (2)	55	(102)	376
Other credit exotics	(11)	(30)	537
Equities	7	13	8
Banking book hedges	36	262	158
Other (3)	140	91	(83)

	259	1,079	2,839

Notes:
(1)	Included in ‘Income from trading activities’ on page 20.
(2)	Includes super senior asset-backed structures and other asset-backed products.
(3)	Reflects other net market losses in Non-Core.

Key points

Q1 2010 compared with Q4 2009
●	Credit and other market losses were significantly lower, down £820 million, 76%, predominantly in Non-Core, reflecting continuing improvement in underlying asset prices.

●
In Q1 2010, no losses were recorded on monoline exposures. Exposures to monolines were virtually unchanged. Higher prices for underlying assets were offset by the effect of foreign exchange movements. The CVA was also stable with moves in credit spreads and recovery rates largely offsetting each other.

●
The exposures to CDPCs have also remained stable. A small reduction in CVA was more than offset by realised losses arising from trade commutations. During the latter part of 2008 and in 2009, the Group put in place hedges to cap its exposure to certain CDPCs. As the exposure to these CDPCs decreased, losses were incurred on these hedges. These losses were the main contributor to the Q4 2009 losses on CDPCs.

●	Losses on asset-backed products primarily reflect movements in asset prices.

●	Rally in underlying prices as well as roll off of capital relief trades have resulted in lower losses on banking book hedges in Q1 2010 compared with Q4 2009.

Q1 2010 compared with Q1 2009
●
Credit and other market losses were significantly lower, down £2,580 million, 91%. Losses fell markedly across a range of asset classes including monolines, CDPCs, asset-backed and other exotic credit products as market parameters stabilised compared with Q1 2009, when asset-backed prices were still falling and monoline spreads rising.

Results summary (continued)

Capital resources and ratios	31 March 2010	31 December 2009

Core Tier 1 capital	£53.6bn	£59.5bn

Tier 1 capital	£70.8bn	£76.4bn

Total capital	£82.2bn	£87.2bn

Risk-weighted assets – Gross	£692.0bn	£668.6bn

Benefit of Asset Protection Scheme	(£124.8bn)	(£127.6bn)

Risk-weighted assets	£567.2bn	£541.0bn

Core Tier 1 ratio	9.5%	11.0%

Tier 1 ratio	12.5%	14.1%

Total capital ratio	14.5%	16.1%

Key points

Q1 2010 compared with Q4 2009
●	The Group’s strong capital base includes the benefit of the issuance of B shares to the UK Government in December 2009.

●
Risk-weighted assets (gross) increased by 3% to £692 billion, principally as a result of the roll-off of ABN AMRO capital relief trades, as previously guided, along with the weakening of sterling. The reduction in the Core Tier 1 ratio is primarily driven by the increase in RWAs.

●
The Asset Protection Scheme provided £125 billion of RWA relief at 31 March 2010, £3 billion lower than at 31 December 2009. This decrease was due to a reduction in the pool size and improvements in risk parameters partially offset by exchange rate movements.

Results summary (continued)

	31 March 2010	31 December 2009
Balance sheet	£bn	£bn

Funded balance sheet	1,303.4	1,255.0

Total assets	1,765.7	1,696.5

Loans and advances to customers (excluding reverse repurchase agreements and stock borrowing)	553.9	687.4

Customer accounts (excluding repurchase agreements and stock lending)	425.1	545.8

Loan: deposit ratio (Core - net of provisions)	102%	104%

Key points

●	Third party assets increased by £48 billion, from £1,255 billion to £1,303 billion.

●
Modest loan growth resumed in the Core bank, particularly in UK Corporate and UK Retail, but this has been outpaced by growth in customer deposits. Core deposits grew by £14 billion, or 3%, with strong inflows in UK Corporate and GTS.

●	The loan to deposit ratio in the Core bank fell to 102% from 104% at 31 December 2009.

●	Non-Core loans and advances declined by £7 billion in the quarter.

Divisional performance

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	140	128	17
UK Corporate	318	340	321
Wealth	62	89	94
Global Banking & Markets	1,466	871	3,468
Global Transaction Services	233	224	231
Ulster Bank	(137)	(275)	4
US Retail & Commercial	40	(19)	(41)
RBS Insurance	(50)	(170)	76
Central items	200	(5)	489

Core	2,272	1,183	4,659
Non-Core	(1,559)	(2,536)	(4,480)

	713	(1,353)	179
Reconciling items
RFS Holdings minority interest	16	(170)	(1)
Amortisation of purchased intangible assets	(65)	(59)	(85)
Write-down of goodwill	-	(52)	-
Integration and restructuring costs	(168)	(228)	(379)
Strategic disposals	53	(166)	241
Gains on pensions curtailment	-	2,148	-
Bonus tax	(54)	(208)	-
Asset Protection Scheme credit default swap – fair value changes	(500)	-	-

Group operating loss	(5)	(88)	(45)

Impairment losses by division
UK Retail	387	451	354
UK Corporate	186	190	100
Wealth	4	10	6
Global Banking & Markets	32	130	269
Global Transaction Services	-	4	9
Ulster Bank	218	348	67
US Retail & Commercial	143	153	223
RBS Insurance	-	-	5
Central items	1	2	(3)

Core	971	1,288	1,030
Non-Core	1,704	1,811	1,828

Group impairment losses	2,675	3,099	2,858

Divisional performance (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	%	%	%

Net interest margin by division
UK Retail	3.66	3.74	3.46
UK Corporate	2.38	2.47	1.88
Wealth	3.38	3.94	4.47
Global Banking & Markets	1.11	0.89	2.02
Global Transaction Services	7.97	9.81	8.29
Ulster Bank	1.77	1.83	1.87
US Retail & Commercial	2.69	2.45	2.33
Non-Core	1.25	1.17	0.61

	31 March 2010	31 December 2009
	£bn	£bn

Risk-weighted assets by division
UK Retail	49.8	51.3
UK Corporate	91.3	90.2
Wealth	11.7	11.2
Global Banking & Markets	141.8	123.7
Global Transaction Services	20.4	19.1
Ulster Bank	32.8	29.9
US Retail & Commercial	63.8	59.7
Other	9.6	9.4

Core	421.2	394.5
Non-Core	164.3	171.3

	585.5	565.8
Benefit of Asset Protection Scheme	(124.8)	(127.6)

	460.7	438.2
RFS Holdings minority interest	106.5	102.8

Total	567.2	541.0

UK Retail

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	933	939	797

Net fees and commissions	273	299	356
Other non-interest income	71	61	30

Non-interest income	344	360	386

Total income	1,277	1,299	1,183

Direct expenses
- staff	(198)	(211)	(214)
- other	(105)	(105)	(115)
Indirect expenses	(418)	(387)	(487)

	(721)	(703)	(816)

Insurance net claims	(29)	(17)	4
Impairment losses	(387)	(451)	(354)

Operating profit	140	128	17

Analysis of income by product
Personal advances	234	273	305
Personal deposits	277	279	397
Mortgages	422	415	207
Bancassurance	88	73	48
Cards	229	228	204
Other	27	31	22

Total income	1,277	1,299	1,183

Analysis of impairment by sector
Mortgages	48	35	22
Personal	233	282	195
Cards	106	134	137

Total impairment	387	451	354

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.2%	0.2%	0.1%
Personal	7.1%	8.3%	5.2%
Cards	7.1%	8.6%	9.1%

	1.5%	1.8%	1.5%

UK Retail (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Return on equity (1)	10.6%	9.3%	1.2%
Net interest margin	3.66%	3.74%	3.46%
Cost:income ratio	56%	54%	69%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	84.8	83.2
- personal	13.2	13.6
- cards	6.0	6.2
Customer deposits (excluding bancassurance)	89.4	87.2
Assets under management – excluding deposits	5.3	5.3
Risk elements in lending	4.7	4.6
Loan:deposit ratio (excluding repos)	113%	115%
Risk-weighted assets	49.8	51.3

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q1 2010 compared with Q4 2009
•
Operating profit of £140 million in Q1 2010 was £12 million higher than in the previous quarter. Impairment losses fell £64 million to £387 million, but this was partly offset by lower income and increased costs.

•
UK Retail’s focus in 2010 continues to be the growth of profitable mortgage lending, which will help achieve the Group’s lending commitments, whilst at the same time building customer deposits to fund the balance sheet growth and reduce the Group’s reliance on wholesale funding.
o    Mortgage balances were up 2%, with continued good retention of existing customers and new business sourced predominantly from the existing customer base. Gross lending was lower, due to the impact of seasonality and the removal of stamp duty relief, but market share of new mortgage lending, at 10.6%, remained above the 7% share of stock.
o    Unsecured lending fell 3% in the quarter, as repayments continued to exceed sales volumes, which remained subdued in line with a continued focus on lower risk secured lending.
o    Deposit growth remained strong, with growth in both savings and current account balances. The strength in savings balance growth in the first quarter enabled the division to reduce its customer funding gap by £1.2 billion.

UK Retail (continued)

Key points (continued)

Q1 2010 compared with Q4 2009 (continued)
•
Net interest income fell by 1%, reflecting the fewer number of days, with underlying net interest income up 1%. Lending product margins continued to widen, although the total asset margin was stable as the mix continued to shift to lower margin secured lending. Deposit margins were stable as savings margins widened slightly, mitigating the impact of low interest rates on current account balances.

•
Non-interest income fell by 4% from the prior quarter, reflecting a full quarter’s impact of the repricing of overdraft administration fees, which commenced in Q4 2009. Other fees remained stable, with the current economic climate making growth challenging.

•
Adjusting for the benefit of lower Financial Services Compensation Scheme (‘FSCS’) levy accruals in Q4 2009, underlying costs fell by 2% as the benefits of process re-engineering and technology investment continued, with headcount down 2% in the quarter.

•
RBS continues to progress towards a more convenient, lower cost operating model, with significant process re-engineering within the branch network and operational centres, leading to an increased level of automated transactions.

•
Impairment losses peaked in Q4 2009, reducing by 14% in Q1 2010. Impairments are expected to continue on a downward trend during 2010 although they will remain sensitive to the external economic environment.
o    Mortgage impairments were £48 million on a total book of £85 billion, compared with a charge of £35 million in Q4 2009. The increase in the quarter is due to higher arrears volumes together with increased provision for lower cash recoveries. Arrears rates were stable and remained below the Council of Mortgage Lenders industry average. Unsecured impairment charges amounted to £339 million in the quarter, on a book of £19 billion. This compares with a charge of £416 million in Q4 2009. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•
Risk-weighted assets reduced in the quarter as the impacts of mortgage volume growth and a retiring cards securitisation were more than offset by lower unsecured balances and improving portfolio credit metrics.

Q1 2010 compared with Q1 2009
•
Net interest margin was 20 basis points higher than in Q1 2009, with widening asset margins across all products and an increasing number of customers choosing to remain on standard variable rate mortgages. Liability margins came under pressure during 2009, with savings margin sacrificed to support balance growth.

•
Savings balances were up 12% on Q1 2009, significantly outperforming the market which remains intensely competitive. Personal current account balances were up 10% over the same period, with a 3% growth in accounts.

•	Costs were down by 12% over the year, with process re-engineering helping to lower staff costs.

UK Corporate

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	610	626	499

Net fees and commissions	224	222	194
Other non-interest income	105	100	117

Non-interest income	329	322	311

Total income	939	948	810

Direct expenses
- staff	(205)	(212)	(185)
- other	(100)	(77)	(74)
Indirect expenses	(130)	(129)	(130)

	(435)	(418)	(389)

Impairment losses	(186)	(190)	(100)

Operating profit	318	340	321

Analysis of income by business*
Corporate and commercial lending	630	589	476
Asset and invoice finance	134	140	109
Corporate deposits	176	191	290
Other	(1)	28	(65)

Total income	939	948	810

Analysis of impairment by sector
Banks and financial institutions	2	6	2
Hotels and restaurants	16	40	15
Housebuilding and construction	14	(13)	6
Manufacturing	6	28	4
Other	37	12	19
Private sector education, health, social work, recreational and community services	8	23	8
Property	66	30	11
Wholesale and retail trade, repairs	18	23	14
Asset and invoice finance	19	41	21

Total impairment	186	190	100

* Revised to reflect a change in allocation between ‘Corporate and commercial lending’ and ‘Asset and invoice finance’.

UK Corporate (continued)

	Quarter ended
	31 March 2010	31 December 2009*	31 March 2009*
Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.1%	0.4%	0.2%
Hotels and restaurants	1.0%	2.5%	0.9%
Housebuilding and construction	1.2%	(1.1%)	0.5%
Manufacturing	0.4%	2.0%	0.3%
Other	0.5%	0.2%	0.2%
Private sector education, health, social work, recreational and community services	0.4%	1.5%	0.5%
Property	0.8%	0.4%	0.1%
Wholesale and retail trade, repairs	0.7%	0.9%	0.5%
Asset and invoice finance	0.9%	1.9%	1.0%

	0.7%	0.7%	0.3%

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Return on equity (1)	11.6%	12.4%	12.7%
Net interest margin	2.38%	2.47%	1.88%
Cost:income ratio	46%	44%	48%

	31 March 2010	31 December 2009*
	£bn	£bn

Capital and balance sheet
Total third party assets	117.4	114.9
Loans and advances to customers – gross
- Banks and financial institutions	6.5	6.3
- Hotels and restaurants	6.4	6.4
- Housebuilding and construction	4.7	4.6
- Manufacturing	5.8	5.7
- Other	30.0	29.9
- Private sector education, health, social work, recreational and community services	8.2	6.2
- Property	33.8	34.2
- Wholesale and retail trade, repairs	10.1	9.8
- Asset and invoice finance	8.8	8.5
Customer deposits	91.4	87.8
Risk elements in lending	2.5	2.3
Loan:deposit ratio (excluding repos)	124%	126%
Risk-weighted assets	91.3	90.2

* Revised to reflect reallocations of the category ‘Other’ and other minor changes.

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

UK Corporate (continued)

Key points

Q1 2010 compared with Q4 2009
•
Operating profit of £318 million was 6% lower as a result of increased expenses from a £29 million Office of Fair Trading (OFT) penalty arising from a breach of competition law, with income and impairments broadly stable.

•
Net interest income declined by 3% with increased asset income offset by reduced deposit income. Loans and advances to customers increased by 2%, with some early signs of recovery in lending activity and new business asset margins still relatively strong. Customer deposits grew by 4%, with initiatives aimed at increasing customer deposits continuing through the quarter, but deposit margins remained tight. Net interest margin narrowed by 9 basis points, mainly as a result of the lower number of days in the quarter.

•	Non-interest income increased by 2%, with strong cross sales of GBM products partially offset by reduced operating lease activity.

•	Staff costs were £7 million lower, but other expenses increased as a result of a £29 million OFT penalty arising from a breach of competition law.

•	Impairments remained broadly in line with the previous quarter, though the financial condition of many clients remains delicate.

•	Risk-weighted assets grew by 1%, broadly in line with loan growth.

Q1 2010 compared with Q1 2009
•	Operating profit was 1% lower than Q1 2009, with strong income performance offset by higher impairments and direct expenses.

•
Net interest income increased by £111 million and margins increased by 50 basis points reflecting repricing of the loan portfolio and lower funding costs offset by adverse deposit floor impacts. Specific campaigns aimed at generating deposit growth continued to yield benefits, with deposits up 10% and the loan to deposit ratio improving to 124% compared with 139% in Q1 2009.

•	Strong fee and commission income from refinancing contributed to a 6% increase in non-interest income.

•	Apart from the OFT penalty and changes to compensation structures, expenses were in line with Q1 2009.

•	Impairments were £86 million higher, as both specific provisions and charges taken to reflect potential losses in the portfolio not yet specifically identified increased over the course of the year.

•	Risk-weighted assets increased by 6%, largely due to increased risk weightings (mainly in the first half of 2009) reflecting the economic cycle.

Wealth

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	143	161	158

Net fees and commissions	95	91	90
Other non-interest income	17	22	21

Non-interest income	112	113	111

Total income	255	274	269

Direct expenses
- staff	(99)	(107)	(90)
- other	(30)	(37)	(33)
Indirect expenses	(60)	(31)	(46)

	(189)	(175)	(169)

Impairment losses	(4)	(10)	(6)

Operating profit	62	89	94

Analysis of income
Private Banking	204	223	219
Investments	51	51	50

Total income	255	274	269

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Net interest margin	3.38%	3.94%	4.47%
Cost:income ratio	74%	64%	63%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	6.8	6.5
- personal	6.2	4.9
- other	1.5	2.3
Customer deposits	36.4	35.7
Assets under management – excluding deposits	31.7	30.7
Risk elements in lending	0.2	0.2
Loan:deposit ratio (excluding repos)	40%	38%
Risk-weighted assets	11.7	11.2

Wealth (continued)

Key points

Q1 2010 compared with Q4 2009
•	Operating profit fell 30% to £62 million reflecting lower income and an increase in indirect expenses.

•	Net interest income was down £18 million due to lower spreads on the deposit base and changes to Group Treasury cost allocations.

•	Competition in the deposit market remains intense. However, balances grew by 2%, particularly in the UK businesses, driven by the introduction of new notice products and an expanding client base.

•
Loans and advances grew robustly in response to strong client demand, increasing 6%. Growing volumes and widening lending margins provided some offset to margin pressures within the deposit book. Overall net interest margin tightened significantly.

•
Assets under management benefited from continuing strong equity markets, with balances growing 3%. Some accounts have, however, been lost in the International businesses where competition for private bankers has resulted in client attrition.

•	Total expenses increased 8% compared with Q4 2009, when expenses benefited from lower FSCS levy accruals.

Q1 2010 compared with Q1 2009
•
Operating profit decreased by 34% reflecting significant margin pressure, particularly on the deposit book. Net interest income fell 9%, with a marked reduction in net interest margin partly offset by growth in client deposit and loan balances.

•	Client deposits grew 4% with increases most evident in the UK as new products attracted funds. Assets under management increased modestly.

•	Lending margins widened and loans and advances grew by 18%, reflecting the strong client demand evident during 2009.

•	Expenses rose 12% reflecting changes to compensation approach, partially offset by lower headcount.

Global Banking & Markets

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income from banking activities	382	416	819
Funding costs of rental assets	(9)	(10)	(15)

Net interest income	373	406	804

Net fees and commissions receivable	286	247	239
Income from trading activities	2,054	1,561	4,139
Other operating income	79	(145)	(90)

Non-interest income	2,419	1,663	4,288

Total income	2,792	2,069	5,092

Direct expenses
- staff	(891)	(641)	(888)
- other	(229)	(247)	(274)
Indirect expenses	(174)	(180)	(193)

	(1,294)	(1,068)	(1,355)

Impairment losses	(32)	(130)	(269)

Operating profit	1,466	871	3,468

Analysis of income by product
Rates - money markets	88	108	853
Rates - flow	699	615	1,297
Currencies & Commodities	295	175	539
Equities	314	457	371
Credit markets	959	232	858
Portfolio management and origination	469	376	527
Fair value of own debt	(32)	106	647

Total income	2,792	2,069	5,092

Analysis of impairment by sector
Manufacturing and infrastructure	(7)	19	16
Property and construction	8	(1)	46
Banks and financial institutions	16	68	4
Other	15	44	203

Total impairment	32	130	269

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.1%	0.6%	0.7%

Global Banking & Markets (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Performance ratios
Return on equity (1)	28.4%	18.7%	68.8%
Net interest margin	1.11%	0.89%	2.02%
Cost:income ratio	46%	52%	27%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Loans and advances (including banks)	133.5	127.8
Reverse repos	93.1	73.3
Securities	116.6	106.0
Cash and eligible bills	61.9	74.0
Other	38.6	31.1

Total third party assets (excluding derivatives mark to market)	443.7	412.2
Net derivative assets (after netting)	66.9	68.0
Customer deposits (excluding repos)	47.0	46.9
Risk elements in lending	1.2	1.8
Loan:deposit ratio (excluding repos)	195%	194%
Risk-weighted assets	141.8	123.7

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q1 2010 compared with Q4 2009
●	Operating profit grew by 68% in the quarter, with solid performances throughout the core franchises and a low impairment charge.

●
Income was 44% higher, excluding fair value of own debt, with notable increases in credit markets and currencies. The credit markets businesses achieved a particularly strong performance in the first quarter of 2010, benefiting from a buoyant market and strong customer demand, particularly in the US mortgage trading business. Aggregate fixed income and currencies revenues were up 81% to £2,041 million.

●
Currencies and rates flow income reflected good levels of market volatility and customer activity.  Equities revenue fell compared with Q4 2009, which had benefited from strong issuance in equity-linked retail notes and a recovery on Lehman-related provisions.

Global Banking & Markets (continued)

Key points (continued)

Q1 2010 compared with Q4 2009 (continued)
●	Portfolio management and origination benefited from stronger debt capital market activity after a slow start. Margins remained firm albeit gross revenues reflected smaller portfolio balances.

●
Total expenses increased 21% as a result of incentive compensation accruals and the impact of adverse exchange rate movements, partly offset by restructuring and efficiency benefits. The compensation ratio for the quarter was 32%.

●	Impairments were low, reflecting the absence of any large single name provisions.

●
Total third party assets, excluding derivatives, were up 8% from the end of December, or 5% at constant exchange rates, reflecting seasonal movements including increased settlement balances. Assets remain within the division’s targeted range.

●	The increase in risk-weighted assets was mostly driven by the roll-off of capital relief trades (£16 billion) and the adverse impact of exchange rate movements.

Q1 2010 compared with Q1 2009
●
Operating profit benefited from favourable market conditions, though less buoyant than the exceptional environment experienced in the first quarter of 2009 following the market dislocation at the end of 2008. Revenue levels in the rates flow and money markets businesses were more normal than in Q1 2009 (during which short-term interest rates fell rapidly) and bid/offer spreads, volumes and volatility all reduced to reasonable and expected levels.

●
The Group’s credit spreads tightened materially over the 12 months to 31 March 2010 resulting in a slight increase in the carrying value of own debt, compared with a £647 million gain on own debt in the first quarter of 2009 when spreads had widened significantly.

●	Total expenses decreased 5%, reflecting lower performance-related costs and continued restructuring and efficiency benefits.

Global Transaction Services

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	217	233	220
Non-interest income	390	404	385

Total income	607	637	605

Direct expenses
- staff	(104)	(102)	(95)
- other	(33)	(51)	(35)
Indirect expenses	(237)	(256)	(235)

	(374)	(409)	(365)

Impairment losses	-	(4)	(9)

Operating profit	233	224	231

Analysis of income by product
Domestic cash management	194	197	202
International cash management	185	203	169
Trade finance	71	67	75
Merchant acquiring	115	134	129
Commercial cards	42	36	30

Total income	607	637	605

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Net interest margin	7.97%	9.81%	8.29%
Cost:income ratio	62%	64%	60%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Total third party assets	25.6	18.4
Loans and advances	14.3	12.7
Customer deposits	64.6	61.8
Risk elements in lending	0.2	0.2
Loan:deposit ratio (excluding repos)	22%	21%
Risk-weighted assets	20.4	19.1

Global Transaction Services (continued)

Key points

Q1 2010 compared with Q4 2009
•	Operating profit increased 4%, benefiting from foreign exchange movements. A decrease in income was offset by reductions in expenses and impairments.

•	Income decreased by 5%, reflecting margin compression in trade finance and cash management as well as seasonal variations caused by lower spending than in the Christmas period.

•	Expenses decreased 9%, or 5% at constant foreign exchange rates. Allowing for expenses related to a number of large projects and staff compensation adjustments in Q4 2009, expenses still decreased.

•	There were no impairment losses in the quarter.

•	Customer deposit balances at £64.6 billion were up £2.8 billion, with growth in the international business, whilst the US business remained flat.

•	Third party assets increased by £7.2 billion, driven in part by the addition of securities supporting yen clearing activities, as well as by some customer loan growth.

Q1 2010 compared with Q1 2009
•
Operating profit increased by 1% or 5% at constant foreign exchange rates. Income increased by 2% in constant currency terms, with increased international payments activity but declining deposit margins.

•	Customer deposit balances increased 11% driven by higher deposits in the international cash management business.

Ulster Bank

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	188	194	202

Net fees and commissions	35	98	46
Other non-interest income	18	(7)	11

Non-interest income	53	91	57

Total income	241	285	259

Direct expenses
- staff	(66)	(76)	(89)
- other	(18)	(18)	(22)
Indirect expenses	(76)	(118)	(77)

	(160)	(212)	(188)

Impairment losses	(218)	(348)	(67)

Operating (loss)/profit	(137)	(275)	4

Analysis of income by business
Corporate	145	146	162
Retail	112	114	93
Other	(16)	25	4

Total income	241	285	259

Analysis of impairment by sector
Mortgages	33	20	14
Corporate
- Property	82	233	12
- Other	91	83	28
Other	12	12	13

Total impairment	218	348	67

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.8%	0.5%	0.3%
Corporate
- Property	3.3%	9.2%	0.5%
- Other	3.5%	3.0%	0.9%
Other	2.0%	2.0%	2.6%

	2.3%	3.5%	0.6%

Ulster Bank (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Return on equity (1)	(18.1%)	(39.8%)	0.7%
Net interest margin	1.77%	1.83%	1.87%
Cost:income ratio	66%	74%	73%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	16.1	16.2
- corporate
- property	9.9	10.1
- other	10.4	11.0
- other	2.4	2.4
Customer deposits	23.7	21.9
Risk elements in lending
- mortgages	0.7	0.6
- corporate
- property	1.0	0.7
- other	1.1	0.8
- other	0.2	0.2
Loan:deposit ratio (excluding repos)	159%	177%
Risk-weighted assets	32.8	29.9

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q1 2010 compared with Q4 2009
•
Operating loss for the quarter was £137 million, an improvement of £138 million compared with the previous quarter. The key driver was a lower impairment charge of £218 million, compared with £348 million in Q4 2009, described further below.

•
Net interest income declined by 2% in constant currency terms. Actions to improve lending margins were more than offset by higher funding costs in both the wholesale and deposit markets. Net interest margin for the quarter tightened by 6 basis points, reflecting the higher term funding costs and an increase in the stock of liquid assets.

•	Non-interest income fell by 40% at constant exchange rates due to a non-recurring gain in the Q4 2009 results. Adjusting for this gain, non-interest income was in line with the previous quarter.

Ulster Bank (continued)

Key points (continued)

Q1 2010 compared with Q4 2009 (continued)
•
Focus continued on building the core retail and commercial deposit base to reduce reliance on the wholesale funding market, increasing customer deposits by 8% at constant exchange rates despite strong competition.

•
Loans to customers fell by 2% at constant exchange rates as repayments continued to exceed new business lending. Mortgage lending continued to target first time buyers through innovative products such as Momentum, Co-Ownership and Secure Step.

•
Total expenses declined by 22% at constant exchange rates, driven by a continued focus on the management of direct costs across the business and the ongoing impact of the  restructuring programme which commenced in 2009, as well as by the non-recurrence of a Q4 2009 provision relating to own property. Ulster Bank successfully completed the merger of its First Active and Ulster Bank businesses in February 2010, which increases efficiency and creates a single brand presence across the island of Ireland.

•
Impairment losses were £130 million lower, primarily as a result of a latent provision charge in Q4 2009 not recurring. Underlying economic conditions remained challenging with continued deterioration in loan performance across the retail and corporate portfolios. Mortgage impairments continued to rise as the impact of budgetary cuts and higher unemployment increased pressure on customers’ ability to repay. The Irish property market remains subdued, with continued uncertainty around the impact on property valuations of the Irish Government’s National Asset Management Agency.

•	The business continues to develop new product lines and entered the car insurance market during the quarter.

Q1 2010 compared with Q1 2009
•
Income fell, reflecting lower activity levels across all business lines and tighter margins as well as the reduction of overdraft fees in Northern Ireland in the second half of 2009. Expenses have been cut sharply to offset this, with staff costs down 24% at constant exchange rates.

•
Although loans and advances to customers at 31 March 2010 were 5% lower than a year earlier at constant exchange rates, risk-weighted assets increased by 29%, reflecting deteriorating portfolio metrics.

US Retail & Commercial (£ Sterling)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	468	423	494

Net fees and commissions	177	148	198
Other non-interest income	75	73	52

Non-interest income	252	221	250

Total income	720	644	744

Direct expenses
- staff	(215)	(200)	(218)
- other	(134)	(130)	(143)
Indirect expenses	(188)	(180)	(201)

	(537)	(510)	(562)

Impairment losses	(143)	(153)	(223)

Operating profit/(loss)	40	(19)	(41)

Analysis of income by product
Mortgages and home equity	115	115	142
Personal lending and cards	114	115	107
Retail deposits	226	195	231
Commercial lending	142	134	141
Commercial deposits	81	108	104
Other	42	(23)	19

Total income	720	644	744

Average exchange rate – US$/£	1.560	1.633	1.436

Analysis of impairment by sector
Residential mortgages	19	8	23
Home equity	6	13	29
Corporate & Commercial	49	92	108
Other consumer	56	40	63
Securities impairment losses	13	-	-

Total impairment	143	153	223

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.1%	0.5%	1.0%
Home equity	0.1%	0.3%	0.6%
Corporate and Commercial	1.0%	1.9%	1.8%
Other consumer	2.8%	2.1%	2.6%

	1.0%	1.3%	1.4%

US Retail & Commercial (£ Sterling) (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Performance ratios
Return on equity (1)	2.3%	(1.2%)	(2.4%)
Net interest margin	2.69%	2.45%	2.33%
Cost:income ratio	74%	79%	75%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Total assets	78.2	74.8
Loans and advances to customers (gross):
- residential mortgages	6.7	6.5
- home equity	16.2	15.4
- corporate and commercial	20.5	19.5
- other consumer	8.0	7.5
Customer deposits (excluding repos)	62.5	60.1
Risk elements in lending
- retail	0.4	0.4
- commercial	0.3	0.2
Loan:deposit ratio (excluding repos)	81%	80%
Risk-weighted assets	63.8	59.7

Spot exchange rate - US$/£	1.517	1.622

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

•	Sterling weakened over the course of the first quarter, and the average exchange rate also declined.

•	Variances are described in full in the US dollar-based financials set out on pages 46 and 48.

US Retail & Commercial (US Dollar)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	$m	$m	$m

Income statement
Net interest income	730	690	711

Net fees and commissions	276	245	284
Other non-interest income	116	120	75

Non-interest income	392	365	359

Total income	1,122	1,055	1,070

Direct expenses
- staff	(335)	(325)	(313)
- other	(207)	(215)	(206)
Indirect expenses	(293)	(294)	(288)

	(835)	(834)	(807)

Impairment losses	(224)	(252)	(320)

Operating profit/(loss)	63	(31)	(57)

Analysis of income by product
Mortgages and home equity	180	188	204
Personal lending and cards	178	188	154
Retail deposits	351	320	332
Commercial lending	222	219	202
Commercial deposits	126	176	150
Other	65	(36)	28

Total income	1,122	1,055	1,070

Analysis of impairment by sector
Residential mortgages	30	14	33
Home equity	10	23	42
Corporate & Commercial	77	150	154
Other consumer	87	65	91
Securities impairment losses	20	-	-

Total impairment	224	252	320

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.2%	0.5%	1.0%
Home equity	0.2%	0.4%	0.6%
Corporate & Commercial	1.0%	1.9%	1.8%
Other consumer	2.9%	2.1%	2.6%

	1.1%	1.3%	1.4%

US Retail & Commercial (US Dollar) (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Performance ratios
Return on equity (1)	2.4%	(1.2%)	(2.3%)
Net interest margin	2.69%	2.45%	2.33%
Cost:income ratio	74%	79%	75%

	31 March 2010	31 December 2009
	$bn	$bn

Capital and balance sheet
Total assets	118.6	121.3
Loans and advances to customers (gross):
- residential mortgages	10.1	10.6
- home equity	24.6	25.0
- corporate and commercial	31.1	31.6
- other consumer	12.1	12.1
Customer deposits (excluding repos)	94.8	97.4
Risk elements in lending
- retail	0.6	0.6
- commercial	0.5	0.4
Loan:deposit ratio (excluding repos)	81%	80%
Risk-weighted assets	96.8	96.9

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q1 2010 compared with Q4 2009
•
US Retail & Commercial returned to profit in the first quarter, with an operating profit of £40 million ($63 million) compared with an operating loss of £19 million ($31 million) in the previous quarter, driven by higher income and an improving impairments trend. However, economic conditions in the division’s core regions remain difficult.

•
Net interest income was up 6%, with loans and advances down 2%, reflecting a lack of credit demand, but net interest margin improved by 24bps to 2.69%. Deposit mix also improved, with continued migration from lower margin time deposits to more favourably priced demand deposit accounts.

•	Non-interest income was up 7%, with higher gains on securities realisations more than offsetting a seasonal reduction in mortgage and deposit fees.

•	Expenses were flat reflecting the timing of payroll taxes offset by lower loan workout and collection costs.

•	Impairment losses were down as loan delinquencies stabilised and net charge-offs declined by 20%. Impairments fell to 1.1% of loans and advances, compared with 1.3% in the previous quarter.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q1 2010 compared with Q1 2009
•	Operating profit increased to £40 million ($63 million) from an operating loss of £41 million ($57 million) primarily reflecting reduced impairment losses.

•	Net interest income was up 3%, with net interest margin improving by 36bps, driven by changes to deposit pricing and mix, offset by lower loan volume.

•	Non-interest income was up 9% reflecting higher gains and debit card income, but mortgage banking fee income moderated from the very high levels reached in the first quarter of 2009.

•	Expenses increased 3% reflecting the finalisation of compensation structures, higher medical costs, and increased deposit insurance levies offset by lower loan workout and collection costs.

•	Impairments declined, following significant loan reserve building in 2009. Net charge-offs were down 15%, with the key areas of improvement being in commercial and auto loans.

•
Customer deposits were down 2%, reflecting pricing strategies on low margin time products, but strong growth was achieved in checking balances.  Over 44,000 consumer checking accounts and more than 12,000 small business checking accounts were added over the year. Consumer checking balances grew by 8% and small business balances by 5%.

RBS Insurance

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Earned premiums	1,130	1,149	1,106
Reinsurers' share	(34)	(37)	(45)

Insurance net premium income	1,096	1,112	1,061
Net fees and commissions	(89)	(84)	(92)
Other income	92	148	108

Total income	1,099	1,176	1,077

Direct expenses
- staff	(63)	(61)	(70)
- other	(47)	(54)	(67)
Indirect expenses	(65)	(75)	(66)

	(175)	(190)	(203)

Gross claims	(982)	(1,175)	(798)
Reinsurers' share	8	19	5

Net claims	(974)	(1,156)	(793)

Impairment losses	-	-	(5)

Operating (loss)/profit	(50)	(170)	76

Analysis of income by product
Own-brand
- Motor	521	516	477
- Household and life	224	221	204
Partnerships and broker
- Motor	136	146	145
- Household and life	81	88	83
Other (international, commercial and central)	137	205	168

Total income	1,099	1,176	1,077

RBS Insurance (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

In-force policies (thousands)
- Motor own-brand	4,715	4,858	4,601
- Own-brand non-motor (home, pet, rescue, HR24)	6,367	6,307	5,643
- Partnerships & broker (motor, home, pet, rescue, HR24)	5,185	5,328	5,750
- Other (international, commercial and central)	1,411	1,217	1,211

Gross written premium (£m)	1,090	1,024	1,123

Performance ratios
Return on equity (1)	(5.4%)	(19.1%)	9.5%
Cost:income ratio	16%	16%	19%

Balance sheet
General insurance reserves – total (£m)	7,101	7,030	6,630

Notes:
(1)	Based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).

Key points

Q1 2010 compared with Q4 2009
●	RBS Insurance’s performance improved in the first quarter, with income, as adjusted for the portfolio gains realised in the fourth quarter of 2009, flat but reduced costs and claims.

●
Total in-force policies remained stable, but repricing led to a decline in motor own-brand policies. Action was taken to exit less profitable partnership and broker business, but this was offset by growth in the international, commercial and home policies.

●
Total income declined by 7%, mainly due to lower investment income reflecting the gains realised on the disposal of equity investments in the previous quarter. Losses of £21 million were recorded in relation to an impairment charge in the fixed income portfolio.  Premium income was slightly lower, reflecting reduced business volumes as less profitable lines were exited. Motor policy pricing continued to be increased in response to the development in claims experience.

●	Expenses were down by 8% in the quarter, driven by lower professional fees and indirect costs.

●
Net claims were significantly lower than Q4 2009, which saw increased claims reserving in response to increased bodily injury claims. However, extreme weather conditions resulted in higher than projected claims, preventing a return to profitability in the quarter.

●	Performance is expected to improve over the course of 2010 as initiatives are under way to enhance efficiency and to strengthen pricing models and claims management.

RBS Insurance (continued)

Key points (continued)

Q1 2010 compared with Q1 2009
●
In-force policies grew by 3%, driven by own brands, which increased by 8%. Direct Line motor policies were stable while home policies grew by 2%. Churchill continued to benefit from deployment on selected price comparison websites, with home policies up 27% and motor policies up 11%. The partnerships and broker segment declined by 10% in line with business strategy.

●	Expenses were down 14%, with salary inflation more than offset by a reduction in headcount and lower marketing expenditure.

●
Net claims were 23% higher, principally driven by adverse weather conditions and the higher level of bodily injury claims. Significant price increases were implemented in Q4 2009 and Q1 2010 to mitigate the impact of rising claims costs.

●
The combined operating ratio, including business services costs, was 113.3% compared with 101.5% in Q1 2009, with the impact of increased reserving for adverse weather conditions and bodily injury claims only partially mitigated by expense ratio improvement.

Central items

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Fair value of own debt	(137)	164	384
Other	337	(169)	105

Operating profit/(loss) before tax	200	(5)	489

Key points

•
Funding and operating costs have been allocated to operating divisions, based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

•	Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Q1 2010 compared with Q4 2009
•	Items not allocated during the quarter amounted to a net credit of £200 million, an improvement of £205 million on Q4 2009.

•	Fair value of own debt was a net debit of £137 million in the quarter. The Group's credit spreads narrowed over the quarter, resulting in an increase in the carrying value of own debt.

•
Other central items not allocated represented a net credit in the quarter of £337 million versus a debit of £169 million in the previous quarter. This movement was primarily driven by unallocated Group Treasury items, including the impact of economic hedges that do not qualify for IFRS hedge accounting. In addition, a one-off VAT recovery reduced expenses by £80 million and improved net interest income by £90 million in the first quarter.

Q1 2010 compared with Q1 2009
•	Items not allocated during the quarter amounted to a net credit of £200 million, a decline of £289 million on Q1 2009.

•	The charge for change in the fair value of own debt of £137 million compares with a credit of £384 million in the first quarter of 2009, when spreads widened markedly.

Non-Core

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income from banking activities	568	575	395
Funding costs of rental assets	(69)	(64)	(73)

Net interest income	499	511	322

Net fees and commissions receivable	100	127	166
Loss from trading activities	(127)	(779)	(2,611)
Insurance net premium income	168	171	244
Other operating income	294	78	103

Non-interest income	435	(403)	(2,098)

Total income	934	108	(1,776)

Direct expenses
- staff	(252)	(247)	(301)
- other	(282)	(297)	(256)
Indirect expenses	(122)	(141)	(142)

	(656)	(685)	(699)

Insurance net claims	(133)	(148)	(177)
Impairment losses	(1,704)	(1,811)	(1,828)

Operating loss	(1,559)	(2,536)	(4,480)

Analysis of income
Banking & Portfolio	271	37	(131)
International Businesses & Portfolios	632	493	662
Markets	31	(422)	(2,307)

	934	108	(1,776)

Key metrics

Performance ratios
Net interest margin	1.25%	1.17%	0.61%
Cost:income ratio	70%	634%	(39%)

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet (1)
Total third party assets (including derivatives) (2)	212.6	220.9
Loans and advances to customers - gross	141.2	149.5
Customer deposits	10.2	12.6
Risk elements in lending	24.0	22.9
Loan:deposit ratio (excluding repos)	1,356%	1,121%
Risk-weighted assets (3)	164.3	171.3

Notes:
(1)	Includes disposal groups.
(2)	Derivatives were £19.1 billion at 31 March 2010 (31 December 2009 - £19.9 billion).
(3)	Includes Sempra: 31 March 2010 Third Party Assets (TPAs) £14.0 billion, RWAs £11.1 billion; (31 December 2009 TPAs £14.2 billion, RWAs £10.2 billion).

Non-Core (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Loss from trading activities
Monoline exposures	-	679	1,645
CDPCs	31	101	198
Asset backed products (1)	55	(105)	376
Other credit exotics	(11)	(16)	537
Equities	7	9	8
Banking book hedges	36	231	183
Other (3)	9	(120)	(336)

	127	779	2,611

Impairment losses
Banking & Portfolio	697	895	818
International Businesses & Portfolios	951	902	720
Markets	56	14	290

	1,704	1,811	1,828

Loan impairment charge as % of gross customer loans and advances (2)
Banking & Portfolio	3.3%	4.1%	3.2%
International Businesses & Portfolios	5.7%	5.3%	3.7%
Markets	33.6%	0.4%	(61.6%)

Total	4.6%	4.6%	2.8%

	£bn	£bn	£bn

Gross customer loans and advances
Banking & Portfolio	78.6	82.0	103.3
International Businesses & Portfolios	62.3	65.6	78.6
Markets	0.3	1.9	1.8

	141.2	149.5	183.7

Risk-weighted assets
Banking & Portfolio	57.2	58.2	70.9
International Businesses & Portfolios	45.4	43.8	51.4
Markets	61.7	69.3	52.1

	164.3	171.3	174.4

Notes:
(1)	Asset backed products include super senior asset backed structures and other asset backed products.
(2)	Includes disposal groups.
(3)	Includes profits in Sempra of £127 million (Q4 2009 - £161 million; Q1 2009 - £248 million).

Non-Core (continued)

Third party assets (excluding derivatives)

	31 December 2009	Run off (1)	Asset sales	Roll overs	Impairments	FX	31 March 2010
	£m	£m	£m	£m	£m	£m	£m

Commercial Real Estate	51,328	(1,491)	(54)	226	(1,055)	570	49,524
Corporate	82,616	(4,551)	(1,202)	386	(339)	2,040	78,950
SME	3,942	47	-	-	(31)	63	4,021
Retail	19,882	(429)	(204)	127	(221)	577	19,732
Other	4,610	(1,598)	-	114	(2)	4	3,128
Markets	24,422	(1,244)	(254)	23	(4)	1,202	24,145

Total (excluding derivatives)	186,800	(9,266)	(1,714)	876	(1,652)	4,456	179,500

Markets - Sempra	14,200	(1,200)	-	-	-	1,000	14,000

Total	201,000	(10,466)	(1,714)	876	(1,652)	5,456	193,500

Note:
(1)	Including other items.

Non-Core (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	3	2	1
Personal	2	5	14
Other	-	-	-

Total UK Retail	5	7	15

UK Corporate
Manufacturing and infrastructure	(5)	41	19
Property and construction	54	163	97
Transport	-	2	1
Banks and financials	-	-	2
Lombard	25	13	55
Invoice finance	-	1	-
Other	81	120	32

Total UK Corporate	155	340	206

Global Banking & Markets
Manufacturing and infrastructure	29	84	302
Property and construction	472	683	21
Transport	1	5	151
Telecoms, media and technology	(11)	2	-
Banks and financials	161	97	136
Other	101	38	498

Total Global Banking & Markets	753	909	1,108

Ulster Bank
Mortgages	20	16	8
Commercial investment and development	110	256	8
Residential investment and development	351	(33)	103
Other	51	33	11
Other EMEA	20	20	25

Total Ulster Bank	552	292	155

US Retail & Commercial
Auto and consumer	15	27	28
Cards	14	26	26
SBO/home equity	102	85	156
Residential mortgages	12	13	3
Commercial real estate	63	51	23
Commercial and other	2	8	17

Total US Retail & Commercial	208	210	253

Other
Wealth	28	38	89
Global Transaction Services	3	14	2
Central items	-	1	-

Total Other	31	53	91

Total impairment losses	1,704	1,811	1,828

Non-Core (continued)

	Quarter ended
	31 March 2010	31 December 2009
	£bn	£bn

Gross loans and advances to customers by donating division and sector (excluding reverse repurchase agreements)

UK Retail
Mortgages	1.8	1.9
Personal	0.6	0.7
Other	-	-

Total UK Retail	2.4	2.6

UK Corporate
Manufacturing and infrastructure	0.4	0.3
Property and construction	10.2	10.8
Lombard	2.7	2.7
Invoice finance	0.4	0.4
Other	19.0	20.7

Total UK Corporate	32.7	34.9

Global Banking & Markets
Manufacturing and Infrastructure	17.2	17.5
Property and construction	23.4	25.7
Transport	6.0	5.8
Telecoms, media and technology	3.4	3.2
Banks and financials	16.1	16.0
Other	11.7	13.5

Total Global Banking & Markets	77.8	81.7

Ulster Bank
Mortgages	6.1	6.0
Commercial investment and development	4.4	3.0
Residential investment and development	4.1	5.6
Other	1.3	1.1
Other EMEA	1.1	1.0

Total Ulster Bank	17.0	16.7

US Retail & Commercial
Auto and consumer	3.2	3.2
Cards	0.2	0.5
SBO/home equity	3.7	3.7
Residential mortgages	1.2	0.8
Commercial real estate	2.0	1.9
Commercial and other	0.8	0.9

Total US Retail & Commercial	11.1	11.0

Other
Wealth	2.4	2.6
Global Transaction Services	0.8	0.8
RBS Insurance	0.2	0.2
Central items	(4.3)	(3.2)

Total Other	(0.9)	0.4

Total loans and advances to customers (excluding reverse repurchase agreements)	140.1	147.3

Non-Core (continued)

Key points

Q1 2010 compared with Q4 2009
•
Non-Core results before impairment losses improved from a loss of £725 million to a profit of £145 million.  Losses from trading activities were £652 million lower than in Q4 2009, which included losses on re-designated structured credit assets (£328 million) and the restructuring of some positions with monolines. Underlying asset prices continued to rally, reducing monoline exposures and therefore reserving requirements.

•	Impairment losses decreased by 6%, continuing the improving trend that began to emerge towards the end of 2009, particularly in the corporate sector.

•
Third party assets fell by £7.5 billion as a result of a combination of portfolio asset run-off, disposals and impairments partially offset by £5.5 billion of sterling depreciation.  The disposals of parts of the Asian business, announced in 2009, are on track to complete in the coming months and good progress continues to be made within our wider international businesses with a number of transactions close to completion.

•
RWAs decreased by 4% with adverse currency movements of £2.3 billion, offset by reductions in market risk of £1.1 billion, credit grade changes of £3.1 billion, defaults of £4.2 billion and other decreases of £0.9 billion.

•
Expenses were £29 million lower primarily due to reduced indirect cost allocations.  Underlying direct costs were flat and as planned. Headcount reduced from 15,156 to 14,915 and this trend will continue as whole business disposals previously announced complete.

Q1 2010 compared with Q1 2009
•
Mark to market losses fell markedly by £2.5 billion across a range of asset classes including monolines, CDPCs, asset backed and other exotic credit products as market parameters have stabilised compared with Q1 2009 when asset-backed securities prices were still falling and monoline spreads were rising.

•	Impairments of £1,704 million were 7% lower than in Q1 2009, but remain elevated, representing 4.6% of loans and advances.

•	Third party assets (excluding derivatives) have reduced by 19% largely through a combination of portfolio run off (£22 billion), net disposals (£10 billion) and impairments (£9 billion).

•	RWAs have fallen by 6%, with monoline downgrades and deteriorating credit metrics for leverage and real estate finance assets cancelling out underlying portfolio reductions.

Allocation methodology for indirect costs

For the purposes of managing the operations of the Group, Business Services and Group Centre directly attributable costs have been allocated to the operating divisions, based on their service usage.  Where services span more than one division, an appropriate measure is used to allocate the costs on a basis which management considers reasonable.  Business Services costs are fully allocated and there are no residual unallocated costs. The residual unallocated costs remaining in the Group centre relate to volatile corporate items that do not naturally reside within a division.

Business Services costs were 9% lower than in the fourth quarter of 2009, on a constant currency basis, with reductions in property, technology and operational costs.

Treasury costs are allocated to operating divisions as follows: term funding costs are allocated or rewarded based on long-term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-adjusted RWAs.

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Business Services costs
Property	442	474	468
Operations	344	366	378
Technology services and support functions	435	510	455

	1,221	1,350	1,301
Allocated to divisions:
UK Retail	(347)	(401)	(400)
UK Corporate	(103)	(111)	(110)
Wealth	(45)	(31)	(30)
Global Banking & Markets	(120)	(121)	(125)
Global Transaction Services	(221)	(238)	(216)
Ulster Bank	(64)	(111)	(66)
US Retail & Commercial	(168)	(158)	(181)
RBS Insurance	(49)	(60)	(56)
Non-Core	(104)	(119)	(117)

	-	-	-

Group centre costs	249	147	276

Allocated to divisions:
UK Retail	(71)	14	(87)
UK Corporate	(27)	(18)	(20)
Wealth	(15)	-	(16)
Global Banking & Markets	(54)	(59)	(68)
Global Transaction Services	(16)	(18)	(19)
Ulster Bank	(12)	(7)	(11)
US Retail & Commercial	(20)	(22)	(20)
RBS Insurance	(16)	(15)	(10)
Non-Core	(18)	(22)	(25)

	-	-	-

Allocation methodology for indirect costs (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Treasury funding costs	97	123	240

Allocated to divisions:
UK Retail	(6)	(21)	(22)
UK Corporate	9	33	(32)
Wealth	13	30	9
Global Banking & Markets	-	71	198
Global Transaction Services	54	47	21
Ulster Bank	(32)	(23)	(8)
US Retail & Commercial	(15)	(47)	(23)
RBS Insurance	-	(12)	(11)
Non-Core	(120)	(201)	(372)

	-	-	-

Condensed consolidated income statement
for the period ended 31 March 2010

	Quarter ended
	31 March 2010	31 December* 2009	31 March* 2009
	£m	£m	£m

Interest receivable	5,692	5,977	7,450
Interest payable	(2,150)	(2,558)	(3,886)

Net interest income	3,542	3,419	3,564

Fees and commissions receivable	2,051	2,353	2,276
Fees and commissions payable	(572)	(894)	(691)
Income from trading activities	1,766	709	1,666
Other operating income (excluding insurance premium income)	447	304	750
Net insurance premium income	1,289	1,308	1,356

Non-interest income	4,981	3,780	5,357

Total income	8,523	7,199	8,921

Staff costs – excluding curtailment gains	(2,689)	(2,494)	(2,761)
– pension schemes curtailment gains	-	2,148	-
Premises and equipment	(535)	(685)	(661)
Other administrative expenses	(1,011)	(1,184)	(1,160)
Depreciation and amortisation	(482)	(600)	(560)
Write-down of goodwill and other intangible assets	-	(52)	-

Operating expenses	(4,717)	(2,867)	(5,142)

Profit before other operating charges and impairment losses	3,806	4,332	3,779
Net insurance claims	(1,136)	(1,321)	(966)
Impairment losses	(2,675)	(3,099)	(2,858)

Operating loss before tax	(5)	(88)	(45)
Tax charge	(107)	(644)	(210)

Loss from continuing operations	(112)	(732)	(255)
Profit/(loss) from discontinued operations, net of tax	313	(135)	(50)

Profit/(loss) for the period	201	(867)	(305)
Minority interests	(344)	246	(483)
Other owners' dividends	(105)	(144)	(114)

Loss attributable to ordinary shareholders	(248)	(765)	(902)

*Operating expenses include:

Integration and restructuring costs:
- administrative expenses	(165)	(221)	(374)
- depreciation and amortisation	(3)	(7)	(5)

	(168)	(228)	(379)
Amortisation of purchased intangible assets	(65)	(59)	(85)

	(233)	(287)	(464)

* restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

Condensed consolidated statement of comprehensive income
for the period ended 31 March 2010

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Profit/(loss) for the period	201	(867)	(305)

Other comprehensive income:
Available-for-sale financial assets	415	597	(3,107)
Cash flow hedges	(195)	410	(296)
Currency translation	785	(796)	(555)
Actuarial losses on defined benefit plans	-	(3,665)	-
Tax on other comprehensive income	(115)	809	738

Other comprehensive income/(loss) for the period, net of tax	890	(2,645)	(3,220)

Total comprehensive income/(loss) for the period	1,091	(3,512)	(3,525)

Attributable to:
Minority interests	325	(603)	(743)
Preference shareholders	(105)	126	114
Paid-in equity holders	-	18	-
Ordinary and B shareholders	871	(3,053)	(2,896)

	1,091	(3,512)	(3,525)

Condensed consolidated balance sheet
at 31 March 2010

	31 March 2010	31 December 2009 (audited)
	£m	£m

Assets
Cash and balances at central banks	42,008	52,261
Net loans and advances to banks	56,528	56,656
Reverse repurchase agreements and stock borrowing	43,019	35,097
Loans and advances to banks	99,547	91,753
Net loans and advances to customers	553,905	687,353
Reverse repurchase agreements and stock borrowing	52,906	41,040
Loans and advances to customers	606,811	728,393
Debt securities	252,116	267,254
Equity shares	21,054	19,528
Settlement balances	24,369	12,033
Derivatives	462,272	441,454
Intangible assets	14,683	17,847
Property, plant and equipment	18,248	19,397
Deferred taxation	6,540	7,039
Prepayments, accrued income and other assets	14,534	20,985
Assets of disposal groups	203,530	18,542

Total assets	1,765,712	1,696,486

Liabilities
Bank deposits	98,294	104,138
Repurchase agreements and stock lending	48,083	38,006
Deposits by banks	146,377	142,144
Customer deposits	425,102	545,849
Repurchase agreements and stock lending	81,144	68,353
Customer accounts	506,246	614,202
Debt securities in issue	239,212	267,568
Settlement balances and short positions	70,632	50,876
Derivatives	444,223	424,141
Accruals, deferred income and other liabilities	28,466	30,327
Retirement benefit liabilities	2,682	2,963
Deferred taxation	2,295	2,811
Insurance liabilities	7,711	10,281
Subordinated liabilities	31,936	37,652
Liabilities of disposal groups	196,892	18,890

Total liabilities	1,676,672	1,601,855

Equity
Minority interests	10,364	16,895
Owners’ equity*
Called up share capital	15,031	14,630
Reserves	63,645	63,106

Total equity	89,040	94,631

Total liabilities and equity	1,765,712	1,696,486

*Owners’ equity attributable to:
Ordinary shareholders	70,830	69,890
Other equity owners	7,846	7,846

	78,676	77,736

Condensed consolidated statement of changes in equity
for the period ended 31 March 2010

	31 March 2010	31 December 2009 (audited)
	£m	£m
Called-up share capital
At beginning of period	14,630	9,898
Ordinary shares issued in respect of placing and open offers	-	4,227
B shares issued	-	510
Other shares issued during the period	401	-
Preference shares redeemed during the period	-	(5)

At end of period	15,031	14,630

Paid-in equity
At beginning of period	565	1,073
Securities redeemed during the period	-	(308)
Transfer to retained earnings	-	(200)

At end of period	565	565

Share premium account
At beginning of period	23,523	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	1,047
Other shares issued during the period	217	-
Preference shares redeemed during the period	-	(4,995)

At end of period	23,740	23,523

Merger reserve
At beginning of period	25,522	10,881
Issue of B shares, net of £399 million expenses	-	24,591
Transfer to retained earnings	(12,250)	(9,950)

At end of period	13,272	25,522

Available-for-sale reserves
At beginning of period	(1,755)	(3,561)
Unrealised gains in the period	528	1,202
Realised (gains)/losses in the period	(147)	981
Taxation	(153)	(377)

At end of period	(1,527)	(1,755)

Cash flow hedging reserve
At beginning of period	(252)	(876)
Amount recognised in equity during the period	(11)	380
Amount transferred from equity to earnings in the period	10	513
Taxation	(19)	(269)

At end of period	(272)	(252)

Condensed consolidated statement of changes in equity
for the period ended 31 March 2010 (continued)

	31 March 2010	31 December 2009 (audited)
	£m	£m

Foreign exchange reserve
At beginning of period	4,528	6,385
Retranslation of net assets	1,109	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(420)	456
Taxation	12	9

At end of period	5,229	4,528

Capital redemption reserve
At beginning and end of period	170	170

Contingent capital reserve
At beginning of period	(1,208)	-
Contingent capital agreement – consideration payable	-	(1,208)

At end of period	(1,208)	(1,208)

Retained earnings
At beginning of period	12,134	7,542
Loss attributable to ordinary and B shareholders and other equity owners	(143)	(2,672)
Equity preference dividends paid	(105)	(878)
Paid-in equity dividends paid, net of tax	-	(57)
Transfer from paid-in equity	-	200
Equity owners gain on withdrawal of minority interest
- gross	-	629
- taxation	-	(176)
Transfer from merger reserve	12,250	9,950
Actuarial losses recognised in retirement benefit schemes
- gross	-	(3,756)
- taxation	-	1,043
Net cost of shares bought and used to satisfy share-based payments	(7)	(16)
Share-based payments
- gross	35	325
- taxation	-	-

At end of period	24,164	12,134

Own shares held
At beginning of period	(121)	(104)
Shares purchased during the period	(374)	(33)
Shares issued under employee share schemes	7	16

At end of period	(488)	(121)

Owners’ equity at end of period	78,676	77,736

Condensed consolidated statement of changes in equity
for the period ended 31 March 2010 (continued)

	31 March 2010	31 December 2009 (audited)
	£m	£m

Minority interests
At beginning of period	16,895	21,619
Currency translation adjustments and other movements	96	(1,434)
Profit attributable to minority interests	344	349
Dividends paid	(2,674)	(313)
Movements in available-for-sale securities
- unrealised gains in the period	25	299
- realised losses/(gains) in the period	9	(466)
- taxation	(3)	(36)
Movements in cash flow hedging reserves
- amount recognised in equity during the period	(195)	(209)
- amount transferred from equity to earnings during the period	1	-
- taxation	48	59
Actuarial losses recognised in retirement benefit schemes
- gross	-	91
- taxation	-	1
Equity raised	511	9
Equity withdrawn and disposals	(4,693)	(2,445)
Transfer to retained earnings	-	(629)

At end of period	10,364	16,895

Total equity at end of period	89,040	94,631

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Minority interests	325	(1,346)
Preference shareholders	(105)	878
Paid-in equity holders	-	57
Ordinary and B shareholders	871	(5,747)

	1,091	(6,158)

Notes

1. Loan impairment provisions
Operating profit/(loss) is stated after charging loan impairment losses of £2,602 million (year ended 31 December 2009 - £14,134 million). The balance sheet loan impairment provisions increased in the quarter ended 31 March 2010 from £17,283 million to £16,827 million and the movements thereon were:

	31 March 2010
	Core	Non-Core	Total	31 December 2009
	£m	£m	£m	£m

At beginning of period	6,921	8,252	15,173	9,451
Transfers to disposal groups	-	(29)	(29)	(321)
Currency translation and other adjustments	30	185	215	(428)
Disposals	-	-	-	(65)
Amounts written-off	(501)	(596)	(1,097)	(6,478)
Recoveries of amounts previously written-off	45	25	70	325
Charge to income statement	950	1,652	2,602	13,090
Unwind of discount	(48)	(59)	(107)	(401)

	7,397	9,430	16,827	15,173

The table above excludes a provision of £2,110 million relating to RFS Holdings minority interest at 31 December 2009 (31 March 2010 - nil).

Provisions at 31 March 2010 include £158 million (31 December 2009 - £157 million) in respect of loans and advances to banks. The table above excludes impairment charges relating to securities.

Notes (continued)

2. Available-for-sale financial assets
Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in the income statement.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in the income statement.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment.  Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group’s available-for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

During the first quarter of 2010 impairment losses of £28 million were charged to the income statement and net unrealised gains of £528 million (year ended 31 December 2009 - £1,202 million) were recognised directly in equity on available-for-sale financial assets. Available-for-sale reserves at 31 March 2010 amounted to net losses of £1,527 million (31 December 2009 - net losses £1,755 million), and the movements were as follows:

	31 March 2010	31 December 2009
Available-for-sale reserves	£m	£m

At beginning of period	(1,755)	(3,561)
Unrealised gains in the period	528	1,202
Realised (gains)/losses in the period	(147)	981
Taxation	(153)	(377)

At end of period	(1,527)	(1,755)

The above excludes movements attributable to minority interests of £34 million (year ended 31 December 2009 - £(167) million).

Notes (continued)

3. Strategic disposals

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Gain on sale of investments in:
- RBS Asset Management’s investment strategies business	80	-	-
- Bank of China (1)	-	-	241
- Linea Directa	-	2	-
Provision for loss on disposal of:
- Latin American businesses	(22)	(159)	-
- Asian branches and businesses	5	(9)	-
- Other	(10)	-	-

	53	(166)	241

Note:
(1)	Including £359 million attributable to minority interests.

4. Goodwill

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Write-down of goodwill and other intangible assets	-	52	-

5. Other owners’ dividends

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Preference shareholders:
Non-cumulative preference shares of US$0.01	105	63	114
Non-cumulative preference shares of €0.01	-	63	-

Paid-in equity holders:
Interest on securities classified as equity, net of tax	-	18	-

	105	144	114

Notes (continued)

6. Segmental analysis

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 31 March 2010, 31 December 2009 and 31 March 2009, by main income statement captions.

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	933	344	1,277	(721)	(29)	(387)	140
UK Corporate	610	329	939	(435)	-	(186)	318
Wealth	143	112	255	(189)	-	(4)	62
Global Banking & Markets	373	2,419	2,792	(1,294)	-	(32)	1,466
Global Transaction Services	217	390	607	(374)	-	-	233
Ulster Bank	188	53	241	(160)	-	(218)	(137)
US Retail & Commercial	468	252	720	(537)	-	(143)	40
RBS Insurance	89	1,010	1,099	(175)	(974)	-	(50)
Central items	14	76	90	111	-	(1)	200

Core	3,035	4,985	8,020	(3,774)	(1,003)	(971)	2,272
Non-Core	499	435	934	(656)	(133)	(1,704)	(1,559)

	3,534	5,420	8,954	(4,430)	(1,136)	(2,675)	713
Reconciling items
RFS Holdings minority interest	8	8	16	-	-	-	16
Amortisation of purchased intangible assets	-	-	-	(65)	-	-	(65)
Integration and restructuring costs	-	-	-	(168)	-	-	(168)
Strategic disposals	-	53	53	-	-	-	53
Bonus tax	-	-	-	(54)	-	-	(54)
Asset Protection Scheme credit default swap - fair value changes	-	(500)	(500)	-	-	-	(500)

Total statutory	3,542	4,981	8,523	(4,717)	(1,136)	(2,675)	(5)

Notes (continued)

6. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2009	£m	£m	£m	£m	£m	£m	£m

UK Retail	939	360	1,299	(703)	(17)	(451)	128
UK Corporate	626	322	948	(418)	-	(190)	340
Wealth	161	113	274	(175)	-	(10)	89
Global Banking & Markets	406	1,663	2,069	(1,068)	-	(130)	871
Global Transaction Services	233	404	637	(409)	-	(4)	224
Ulster Bank	194	91	285	(212)	-	(348)	(275)
US Retail & Commercial	423	221	644	(510)	-	(153)	(19)
RBS Insurance	86	1,090	1,176	(190)	(1,156)	-	(170)
Central items	(133)	233	100	(103)	-	(2)	(5)

Core	2,935	4,497	7,432	(3,788)	(1,173)	(1,288)	1,183
Non-Core	511	(403)	108	(685)	(148)	(1,811)	(2,536)

	3,446	4,094	7,540	(4,473)	(1,321)	(3,099)	(1,353)
Reconciling items
RFS Holdings minority interest	(27)	(148)	(175)	5	-	-	(170)
Amortisation of purchased intangible assets	-	-	-	(59)	-	-	(59)
Write-down of goodwill and other intangible assets	-	-	-	(52)	-	-	(52)
Integration and restructuring costs	-	-	-	(228)	-	-	(228)
Strategic disposals	-	(166)	(166)	-	-	-	(166)
Gains on pensions curtailment	-	-	-	2,148	-	-	2,148
Bonus tax	-	-	-	(208)	-	-	(208)

Total statutory	3,419	3,780	7,199	(2,867)	(1,321)	(3,099)	(88)

Notes (continued)

6. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2009	£m	£m	£m	£m	£m	£m	£m

UK Retail	797	386	1,183	(816)	4	(354)	17
UK Corporate	499	311	810	(389)	-	(100)	321
Wealth	158	111	269	(169)	-	(6)	94
Global Banking & Markets	804	4,288	5,092	(1,355)	-	(269)	3,468
Global Transaction Services	220	385	605	(365)	-	(9)	231
Ulster Bank	202	57	259	(188)	-	(67)	4
US Retail & Commercial	494	250	744	(562)	-	(223)	(41)
RBS Insurance	93	984	1,077	(203)	(793)	(5)	76
Central items	(51)	458	407	79	-	3	489

Core	3,216	7,230	10,446	(3,968)	(789)	(1,030)	4,659
Non-Core	322	(2,098)	(1,776)	(699)	(177)	(1,828)	(4,480)

	3,538	5,132	8,670	(4,667)	(966)	(2,858)	179
Reconciling items
RFS Holdings minority interest	26	(16)	10	(11)	-	-	(1)
Amortisation of purchased intangible assets	-	-	-	(85)	-	-	(85)
Integration and restructuring costs				(379)	-	-	(379)
Strategic disposals	-	241	241	-	-	-	241

Total statutory	3,564	5,357	8,921	(5,142)	(966)	(2,858)	(45)

Notes (continued)

7. Debt securities

	UK central and local government	US central and local government	Other central and local government	Bank and building society	Asset backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2010
Held-for-trading	8,231	18,058	47,919	6,308	25,004	7,376	680	113,576
Designated at fair value through profit or loss	76	3	490	378	397	1,093	3	2,440
Available-for-sale	8,607	16,189	40,089	7,884	51,381	2,421	21	126,592
Loans and receivables	11	-	-	14	7,603	1,877	3	9,508

	16,925	34,250	88,498	14,584	84,385	12,767	707	252,116

31 December 2009
Held-for-trading	8,128	10,427	50,219	6,103	28,820	6,892	893	111,482
Designated at fair value through profit or loss	122	3	402	483	394	1,178	21	2,603
Available-for-sale	19,071	12,972	45,512	11,210	51,044	3,365	124	143,298
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	27,322	23,402	96,133	17,796	88,182	13,288	1,131	267,254

Key points
•	55% of the debt securities portfolios were issued by central and local governments. Of those issued by governments other than the UK and US, 90% were issued by G10 governments.

•	Of the ABS portfolios, 70% were AAA rated and 47% were guaranteed or effectively guaranteed by G10 governments.

•	59% of corporate debt securities are investment grade.

•
Excluding held-for-trading positions in GBM, the Group held debt securities issued by the Greek government with a carrying value of £1.3 billion in Group Treasury, which were accounted for as available-for-sale (AFS).  This balance is net of fair value losses of £247 million after tax.  Further fair value losses on these AFS securities of £183 million after tax were incurred in April 2010.

See Risk and capital management section for additional information on ratings.

Notes (continued)

8. Derivatives

	31 March 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	34,054	32,482	26,744	24,898
Currency swaps	26,541	26,594	25,883	23,466
Options purchased	14,828	-	16,656	-
Options written	-	13,653	-	15,555

Interest rate contracts
Interest rate swaps	284,442	273,766	265,528	253,793
Options purchased	56,142	-	55,976	-
Options written	-	54,504	-	55,589
Futures and forwards	2,469	2,146	2,088	2,033

Credit derivatives	37,284	31,818	41,748	39,127

Equity and commodity contracts	6,512	9,260	6,831	9,680

	462,272	444,223	441,454	424,141

The Group enters into master netting agreements in respect of its derivative activities. These arrangements give the Group a legal right to set-off derivative assets and liabilities with the same counterparty.  They do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set-off.  These agreements are, however, effective in reducing the Group’s credit exposure from derivative assets.  The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.

Key point
•
Of the £462 billion (31 December 2009 - £441 billion) derivatives assets, £368 billion (31 December 2009 - £359 billion) were under netting agreements. Furthermore, the Group holds substantial collateral against this net derivative asset exposure.

Risk and capital management

Presentation of information
The data in this section excludes RFS Holdings minority interest unless otherwise indicated.

Capital
The Group aims to maintain an appropriate level of capital to meet business needs and regulatory requirements.  Capital adequacy and risk management are closely aligned.

	31 March 2010	31 December 2009
Risk asset ratios (proportional)%		%

Core Tier 1	10.6	11.0
Tier 1	13.7	14.4
Total	15.7	16.3

The Group’s regulatory capital resources as calculated in accordance with FSA definitions are set out on the following page.

Risk and capital management (continued)

Capital (continued)

	31 March 2010	31 December 2009
Composition of regulatory capital (proportional)	£m	£m

Tier 1
Ordinary shareholders' equity	70,830	69,890
Minority interests	2,305	2,227
Adjustments for:
- Goodwill and other intangible assets - continuing	(14,683)	(14,786)
- Goodwill and other intangible assets of discontinued businesses	(678)	(238)
- Unrealised losses on available-for-sale (AFS) debt securities	1,654	1,888
- Reserves: revaluation of property and unrealised gains on AFS equities	(209)	(207)
- Reallocation of preference shares and innovative securities	(656)	(656)
- Other regulatory adjustments	(833)	(950)
Less excess of expected losses over provisions net of tax	(2,197)	(2,558)
Less securitisation positions	(1,858)	(1,353)
Less APS first loss	(4,992)	(5,106)

Core Tier 1 capital	48,683	48,151
Preference shares	10,906	11,265
Innovative Tier 1 securities	2,857	2,772
Tax on the excess of expected losses over provisions	876	1,020
Less deductions from Tier 1 capital	(347)	(310)

Total Tier 1 capital	62,975	62,898

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	209	207
Collective impairment provisions	769	796
Perpetual subordinated debt	4,301	4,200
Term subordinated debt	18,742	18,120
Minority and other interests in Tier 2 capital	11	11
Less deductions from Tier 2 capital	(5,278)	(5,241)
Less APS first loss	(4,992)	(5,106)

Total Tier 2 capital	13,762	12,987

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,123)	(4,068)
- Other investments	(416)	(404)
Other	(73)	(93)

Deductions from total capital	(4,612)	(4,565)

Total regulatory capital	72,125	71,320

Risk-weighted assets
Credit risk	433,200	410,400
Counterparty risk	55,000	56,500
Market risk	62,000	65,000
Operational risk	35,300	33,900

	585,500	565,800
APS relief	(124,800)	(127,600)

	460,700	438,200

Risk and capital management (continued)

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses owing to the failure of customers to meet their financial obligations.  The quantum and nature of credit risk assumed in the Group’s different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk assets
Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, trade finance, finance lease receivables, trade-related instruments, financial guarantees and traded instruments across all customer types.  Reverse repurchase agreements and issuer risk (primarily debt securities - see page 83) are excluded.  Where relevant, and unless otherwise stated, data reflects the effect of credit mitigation techniques.  During the first quarter, the integration of RBS N.V. onto the Group’s risk management and reporting systems was substantially completed.  Prior period figures have been revised to reflect the alignment of RBS N.V. data definitions and specifications with Group standards.

Divisional analysis

	31 March 2010	31 December 2009 (1)
	£m	£m

UK Retail	102,978	103,029
UK Corporate	112,142	110,009
Wealth	17,010	16,553
Global Banking & Markets	204,397	205,588
Global Transaction Services	38,360	32,428
Ulster Bank	43,617	42,042
US Retail & Commercial	54,758	52,104
Other	3,520	3,305

Core	576,782	565,058
Non-Core	154,903	158,499

Group	731,685	723,557

Note:
(1)	Revised.

Key points
●
The total portfolio was relatively stable during the first quarter, with credit risk assets increasing by £8 billion, or 1%.  Sterling weakness (down 6% against US dollar and 3% against a trade-weighted basket) was a contributory factor; the portfolio contracted 1% on a constant currency basis.

●	Growth in the Core portfolio was offset partially by the continuing decline in Non-Core. The largest increases were in short-term exposures to banks and other financial institutions.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Credit concentration risk (including country risk)

The country risk table below shows credit risk assets exceeding £1 billion by borrowers domiciled in countries with an external rating of A+ and below from either Standard & Poor’s or Moody’s, and is stated gross of mitigating action, which may have been taken to reduce or eliminate exposure to country risk events.

	Personal	Sovereign	Banks and financial institutions	Corporate	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m

31 March 2010
Italy	25	106	2,269	4,986	7,386	4,281	3,105
India	562	23	1,345	3,007	4,937	3,978	959
China	35	54	1,994	1,192	3,275	2,854	421
Turkey	10	315	722	1,930	2,977	2,171	806
South Korea	1	-	1,492	1,162	2,655	2,582	73
Russia	52	-	214	2,306	2,572	2,041	531
Poland	6	49	73	1,484	1,612	1,443	169
Mexico	1	51	138	1,411	1,601	1,051	550
Romania	499	94	218	770	1,581	41	1,540
Portugal	4	35	362	1,059	1,460	987	473
Brazil	4	-	912	332	1,248	1,094	154
Taiwan	641	-	207	347	1,195	211	984
Kazakhstan	46	-	539	598	1,183	501	682
Hungary	3	-	74	962	1,039	567	472
Indonesia	411	94	157	376	1,038	595	443

31 December 2009 (1)
Italy	27	91	1,704	5,697	7,519	3,921	3,598
India	619	305	1,045	3,144	5,113	4,308	805
China	51	50	1,336	1,102	2,539	2,198	341
Turkey	11	302	628	2,010	2,951	2,190	761
South Korea	1	-	1,575	1,448	3,024	2,916	108
Russia	41	-	172	2,045	2,258	1,782	476
Poland	6	57	85	1,582	1,730	1,617	113
Mexico	1	2	276	1,304	1,583	694	889
Romania	508	102	438	753	1,801	66	1,735
Portugal	5	42	324	1,007	1,378	952	426
Brazil	3	-	902	423	1,328	1,113	215
Taiwan	747	-	164	242	1,153	490	663
Kazakhstan	45	-	400	569	1,014	347	667
Hungary	3	23	60	978	1,064	601	463
Indonesia	286	102	143	452	983	582	401

Note:
(1)	Revised.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Credit concentration risk (including country risk) (continued)

Key points
●
Under the Group's country risk framework, country exposures continue to be closely managed; both those countries that represent a larger concentration and those that, under the country watch list process, have been identified as exhibiting signs of actual or potential stress. The latter includes countries in the Eurozone facing fiscal pressures and rising debt service costs.

●
The pace of global recovery has picked up somewhat with the US joining Asia as a main growth driver. Private sector demand remains fragile, performance is uneven and significant risks remain. Concerns over advanced sovereign debt levels have deepened, with Greece seeking official financial support and other vulnerable Eurozone sovereigns seeing contagion into bond spreads.  These risks are likely to remain a key medium term theme. Relatively healthier debt ratios and better growth prospects are driving large capital flows into emerging markets, which though positive, carry some risks. Asia remains the best performing region, due to limited public and private sector leverage, though continued export dependency could constrain growth potential.  Latin America is rebounding rapidly, consolidating earlier policy gains. Recovery in Eastern Europe has lagged in most cases, but sovereign vulnerability has eased. Middle Eastern sovereigns, meanwhile, remain generally strong.

●	Credit risk assets relating to Greece were less than £1 billion at 31 March 2010 and 31 December 2009.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Analysis by industry and geography
Industry analysis plays an important part in assessing potential concentration risk in the loan portfolio.  Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The table below analyses credit risk assets by industry sector and geography.

	UK	Western Europe (excl. UK)	North America	Asia Pacific	Latin America	Other (1)	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2010
Personal	117,991	22,891	39,371	3,057	78	1,379	184,767	164,252	20,515
Banks and financial institutions	38,957	76,341	27,481	17,306	9,621	5,335	175,041	153,428	21,613
Property	61,829	27,374	8,544	2,162	3,074	664	103,647	59,356	44,291
Transport and storage	14,725	8,419	7,725	5,728	2,786	7,473	46,856	31,460	15,396
Manufacturing	9,339	14,515	8,683	3,099	1,476	3,898	41,010	30,069	10,941
Wholesale and retail trade	16,691	7,633	5,093	1,557	779	1,038	32,791	24,981	7,810
Public sector	11,790	4,111	6,019	1,373	311	928	24,532	21,237	3,295
TMT (2)	6,947	7,789	5,180	2,314	651	1,467	24,348	15,220	9,128
Building	10,243	7,799	2,097	1,059	211	964	22,373	17,632	4,741
Tourism and leisure	11,567	2,808	2,533	832	621	448	18,809	15,318	3,491
Business services	10,196	3,028	2,678	832	1,287	711	18,732	15,362	3,370
Power, water and waste	4,961	4,871	3,744	1,250	1,142	999	16,967	10,936	6,031
Natural resources and nuclear	2,488	2,840	5,551	1,353	1,019	3,074	16,325	12,514	3,811
Agriculture and fisheries	3,061	925	1,263	92	68	78	5,487	5,017	470

	320,785	191,344	125,962	42,014	23,124	28,456	731,685	576,782	154,903

For notes to this table refer to page 81.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Analysis by industry and geography (continued)

	UK	Western Europe (excl. UK)	North America	Asia Pacific	Latin America	Other (1)	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2009 (3)
Personal	118,050	23,596	37,679	3,072	63	1,368	183,828	163,549	20,279
Banks and financial institutions	40,415	75,937	24,273	15,739	10,004	5,182	171,550	149,166	22,384
Property	62,507	27,802	8,323	2,480	2,902	429	104,443	58,009	46,434
Transport and storage	14,887	7,854	7,265	5,475	2,592	7,168	45,241	30,030	15,211
Manufacturing	9,283	13,998	7,690	3,483	1,559	3,848	39,861	30,249	9,612
Wholesale and retail trade	15,712	7,642	5,573	1,531	843	1,344	32,645	24,787	7,858
Public sector	11,171	5,120	5,899	2,452	300	723	25,665	22,219	3,446
TMT (2)	7,716	8,689	5,039	2,117	697	1,502	25,760	15,424	10,336
Building	10,520	7,607	1,882	985	203	897	22,094	16,945	5,149
Tourism and leisure	11,581	2,922	2,626	786	632	499	19,046	15,439	3,607
Business services	9,206	2,337	2,605	790	1,259	533	16,730	13,980	2,750
Power, water and waste	4,810	4,950	3,470	1,212	1,625	965	17,032	10,836	6,196
Natural resources and nuclear	2,592	2,999	5,447	1,355	1,442	2,375	16,210	11,149	5,061
Agriculture and fisheries	937	667	1,615	92	59	82	3,452	3,276	176

	319,387	192,120	119,386	41,569	24,180	26,915	723,557	565,058	158,499

Notes:
(1)	‘Other’ comprises Central and Eastern Europe, Middle East, Central Asia and Africa.
(2)	Telecommunication, media and technology.
(3)	Revised.

Key point
●	The largest increases were in the Core portfolios in the UK and North America, the latter in part reflecting the weakening of sterling against the US dollar during the quarter.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Credit risk asset quality
Internal reporting and oversight of risk assets is principally differentiated by credit grades.  Customers are assigned credit grades based on various credit grading models that reflect the key drivers of default for the customer type.  All credit grades across the Group map to both a Group level asset quality scale used for external financial reporting and a master grading scale for wholesale exposures used for internal management reporting across portfolios.  Accordingly, the measurement of risk is easily aggregated and can be reported at increasing levels of granularity depending on audience and business need.

		31 March 2010				31 December 2009 (1)
Asset quality band	Probability of default range	Core £m	Non-Core £m	Total £m	% of total	Core £m	Non-Core £m	Total £m	% of total

AQ1	0% - 0.03%	159,418	21,430	180,848	24.7	149,132	23,226	172,358	23.8
AQ2	0.03% - 0.05%	17,640	3,269	20,909	2.9	18,029	3,187	21,216	2.9
AQ3	0.05% - 0.10%	30,598	5,865	36,463	5.0	26,703	7,613	34,316	4.7
AQ4	0.10% - 0.38%	80,384	14,983	95,367	13.0	78,144	18,154	96,298	13.3
AQ5	0.38% - 1.08%	91,522	23,493	115,015	15.7	92,908	24,977	117,885	16.3
AQ6	1.08% - 2.15%	73,858	18,684	92,542	12.7	76,206	18,072	94,278	13.0
AQ7	2.15% - 6.09%	42,078	15,059	57,137	7.8	44,643	15,732	60,375	8.3
AQ8	6.09% - 17.22%	17,819	4,226	22,045	3.0	18,923	4,834	23,757	3.4
AQ9	17.22% - 100%	12,610	8,693	21,303	2.9	11,589	8,074	19,663	2.7
AQ10	100%	18,665	24,960	43,625	6.0	16,756	22,666	39,422	5.5
Other (2)		32,190	14,241	46,431	6.3	32,025	11,964	43,989	6.1

		576,782	154,903	731,685	100.0	565,058	158,499	723,557	100.0

Notes:
(1)	Revised.
(2)
‘Other’ largely comprises assets covered by the standardised approach for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

Key points
●	The increase in AQ1, in part, reflects the growth in bank and financial institution exposures.

●	AQ10 exposures include non-performing loans and other defaulted credit exposures, including derivative receivables.

Risk and capital management (continued)

Credit risk (continued)

Debt securities

The table below analyses debt securities by external ratings.
	UK and US government	Other government	Bank and building society	Asset-backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m

31 March 2010
AAA	51,175	54,031	3,821	59,172	1,855	-	170,054
AA and above	-	16,821	4,051	9,579	1,318	-	31,769
A and above	-	11,507	5,137	4,836	1,967	-	23,447
BBB- and above	-	4,214	982	4,567	2,338	-	12,101
Non-investment grade	-	357	276	3,934	2,662	-	7,229
Unrated	-	1,568	317	2,297	2,627	707	7,516

	51,175	88,498	14,584	84,385	12,767	707	252,116

31 December 2009
AAA	49,820	44,396	4,012	65,067	2,263	-	165,558
AA and above	-	22,003	4,930	8,942	1,429	-	37,304
A and above	-	13,159	3,770	3,886	1,860	-	22,675
BBB- and above	-	3,847	823	4,243	2,187	-	11,100
Non-investment grade	-	353	169	3,515	2,042	-	6,079
Unrated	-	504	289	1,949	2,601	1,036	6,379

	49,820	84,262	13,993	87,602	12,382	1,036	249,095

Key points
●
67% (31 December 2009 - 66%) of the portfolio is AAA rated; 94% (31 December 2009 - 95%) is investment grade. Securities issued by central and local governments comprised 55% (31 December 2009 - 54%) of the portfolio.

●	See note 7 on page 73 for additional information.

Risk and capital management (continued)

Credit risk (continued)

Loans and advances to customers by geography and industry
The following table analyses the balance sheet carrying value of loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.

	31 March 2010			31 December 2009
	Core	Non-Core	Total
	£m	£m	£m	£m

UK Domestic
Central and local government	3,391	95	3,486	3,174
Finance	18,211	2,557	20,768	17,023
Individuals – home	92,302	1,838	94,140	92,583
Individuals – other	23,727	1,005	24,732	25,245
Other commercial and industrial comprising:
- Manufacturing	8,091	2,551	10,642	11,425
- Construction	4,703	2,723	7,426	7,780
- Service industries and business activities	39,561	11,421	50,982	51,660
- Agriculture, forestry and fishing	2,762	127	2,889	2,913
- Property	20,958	26,326	47,284	48,859
Finance leases and instalment credit	5,326	10,851	16,177	16,186
Interest accruals	537	146	683	893

	219,569	59,640	279,209	277,741

UK International
Central and local government	1,769	127	1,896	1,455
Finance	13,209	4,059	17,268	18,255
Individuals – home	69	7	76	1
Individuals – other	410	-	410	505
Other commercial and industrial comprising:
- Manufacturing	5,547	779	6,326	6,292
- Construction	2,443	541	2,984	2,824
- Service industries and business activities	24,070	4,196	28,266	26,951
- Agriculture, forestry and fishing	188	10	198	171
- Property	16,924	6,533	23,457	22,935
Interest accruals	-	-	-	2

	64,629	16,252	80,881	79,391

Europe
Central and local government	237	1,150	1,387	1,498
Finance	3,727	1,538	5,265	4,877
Individuals – home	12,111	6,309	18,420	21,773
Individuals – other	1,564	1,461	3,025	2,886
Other commercial and industrial comprising:
- Manufacturing	7,432	7,989	15,421	15,920
- Construction	1,953	1,245	3,198	3,113
- Service industries and business activities	19,597	9,160	28,757	28,971
- Agriculture, forestry and fishing	841	377	1,218	1,093
- Property	12,753	8,279	21,032	20,229
Finance leases and instalment credit	409	1,011	1,420	1,473
Interest accruals	144	198	342	411

	60,768	38,717	99,485	102,244

Risk and capital management (continued)

Credit risk (continued)

Loans and advances to customers by geography and industry (continued)

	31 March 2010			31 December 2009
	Core	Non-Core	Total
	£m	£m	£m	£m

US
Central and local government	206	64	270	260
Finance	9,453	857	10,310	11,295
Individuals – home	22,750	4,390	27,140	26,159
Individuals – other	7,780	3,620	11,400	10,972
Other commercial and industrial comprising:
- Manufacturing	5,755	1,316	7,071	7,095
- Construction	498	134	632	622
- Service industries and business activities	15,095	4,032	19,127	18,583
- Agriculture, forestry and fishing	32	-	32	27
- Property	1,677	3,906	5,583	5,286
Finance leases and instalment credit	2,465	-	2,465	2,417
Interest accruals	215	90	305	298

	65,926	18,409	84,335	83,014

Rest of the World
Central and local government	922	30	952	1,273
Finance	8,526	598	9,124	8,936
Individuals – home	399	177	576	391
Individuals – other	1,456	460	1,916	2,063
Other commercial and industrial comprising:
- Manufacturing	2,859	995	3,854	3,942
- Construction	81	189	270	421
- Service industries and business activities	4,846	2,728	7,574	7,911
- Agriculture, forestry and fishing	6	-	6	75
- Property	334	1,878	2,212	2,117
Finance leases and instalment credit	9	31	40	27
Interest accruals	85	22	107	124

	19,523	7,108	26,631	27,280

Total
Central and local government	6,525	1,466	7,991	7,660
Finance	53,126	9,609	62,735	60,386
Individuals – home	127,631	12,721	140,352	140,907
Individuals – other	34,937	6,546	41,483	41,671
Other commercial and industrial comprising:
- Manufacturing	29,684	13,630	43,314	44,674
- Construction	9,678	4,832	14,510	14,760
- Service industries and business activities	103,169	31,537	134,706	134,076
- Agriculture, forestry and fishing	3,829	514	4,343	4,279
- Property	52,646	46,922	99,568	99,426
Finance leases and instalment credit	8,209	11,893	20,102	20,103
Interest accruals	981	456	1,437	1,728

Loans and advances to customers – gross	430,415	140,126	570,541	569,670
Loan impairment provisions	(7,259)	(9,410)	(16,669)	(15,016)

Total loans and advances to customers	423,156	130,716	553,872	554,654

Risk and capital management (continued)

Credit risk (continued)

Risk elements in lending (REIL) and potential problem loans (PPL)
The table below analyses the Group's loans that are classified as REIL and PPL.

	31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Loans accounted for on a non-accrual basis (2):
- Domestic	6,535	7,738	14,273	6,348	7,221	13,569
- Foreign	4,268	14,534	18,802	4,383	13,859	18,242

	10,803	22,272	33,075	10,731	21,080	31,811

Accruing loans past due 90 days or more (3):
- Domestic	1,315	1,144	2,459	1,135	1,089	2,224
- Foreign	421	581	1,002	223	731	954

	1,736	1,725	3,461	1,358	1,820	3,178

Total REIL	12,539	23,997	36,536	12,089	22,900	34,989

PPL (4):
- Domestic	150	140	290	137	287	424
- Foreign	188	115	303	135	365	500

Total PPL	338	255	593	272	652	924

Total REIL and PPL	12,877	24,252	37,129	12,361	23,552	35,913

REIL as a % of gross lending to customers excluding reverse repos (5)	2.9%	16.5%	6.3%	2.8%	15.1%	6.1%

REIL and PPL as a % of gross lending to customers excluding reverse repos (5)	3.0%	16.7%	6.4%	2.9%	15.5%	6.2%

Notes:
(1)
‘Domestic’ consists of the UK domestic transactions of the Group.  ‘Foreign’ comprises the Group’s transactions conducted through the offices outside the UK and those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)
Loans for which an impairment has occurred but no impairment provision is necessary.  This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(5)	Includes gross loans relating to disposal groups.

Key points
●	REIL increased by 4%, with rises in Non-Core and Ulster being partly offset by reductions in GBM.

●	REIL and PPL represent 6.4% of gross loans to customers, up from 6.2% at year-end.

Risk and capital management (continued)

Credit risk (continued)

Risk elements in lending (REIL) and potential problem loans (continued)

	REIL	PPL	REIL & PPL	Total provision	Total provision as % of REIL	Total provision as % of REIL & PPL
	£m	£m	£m	£m	%	%

31 March 2010
UK Retail	4,706	-	4,706	2,810	60	60
UK Corporate	2,496	106	2,602	1,367	55	53
Wealth	219	45	264	58	26	22
Global Banking & Markets	1,237	177	1,414	1,298	105	92
Global Transaction Services	184	7	191	184	100	96
Ulster Bank	2,987	3	2,990	1,157	39	39
US Retail & Commercial	710	-	710	523	74	74

Core	12,539	338	12,877	7,397	59	57
Non-Core	23,997	255	24,252	9,430	39	39

	36,536	593	37,129	16,827	46	45

31 December 2009
UK Retail	4,641	-	4,641	2,677	58	58
UK Corporate	2,330	97	2,427	1,271	55	52
Wealth	218	38	256	55	25	21
Global Banking & Markets	1,800	131	1,931	1,289	72	67
Global Transaction Services	197	4	201	189	96	94
Ulster Bank	2,260	2	2,262	962	43	43
US Retail & Commercial	643	-	643	478	74	74

Core	12,089	272	12,361	6,921	57	56
Non-Core	22,900	652	23,552	8,252	36	35

	34,989	924	35,913	15,173	43	42
Key points
●	Provision coverage increased during the first quarter from 43% and 42% to 46% and 45% on REIL and REIL & PPL respectively, with increases in both Core and Non-Core.

●	Coverage in Core improved across most divisions, with the exception of Ulster.

Analysis of loan impairment provisions on loans to customers

	31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	2,017	809	2,826	2,005	735	2,740
Collectively assessed	3,783	1,164	4,947	3,509	1,266	4,775
Individually assessed	1,459	7,437	8,896	1,272	6,229	7,501

Total (1)	7,259	9,410	16,669	6,786	8,230	15,016

Note:
(1)	Excludes £158 million relating to loans and advances to banks (31 December 2009 - £157 million).

Risk and capital management (continued)

Funding and liquidity risk

The Group’s liquidity policy is designed to ensure that at all times the Group can meet its obligations as they fall due.

Liquidity management within the Group addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from the exposure to undrawn commitments and other contingent obligations.

Loan to deposit ratio (net of provisions): The Group monitors the loan to deposit ratio as a key metric.  This ratio has improved from 135% at 31 December 2009 to 131% at 31 March 2010 for the Group and from 104% at 31 December 2009 to 102% at 31 March 2010 for the Core business.  The Group has a target of 100% for 2013.  The gap between customer loans and customer deposits (excluding repos and bancassurance) narrowed by £11 billion from £142 billion at 31 December 2009 to £131 billion at 31 March 2010, due primarily to growth in deposits and a reduction in Non-Core assets.

Short-term wholesale funding: The overall reliance on wholesale funding with less than 1 year residual maturity has reduced from £249 billion (including £110 billion of deposits from banks) at 31 December 2009 to £222 billion (including £94 billion of deposits from banks) at 31 March 2010.

Undrawn commitments: The Group has been actively managing down the amount of undrawn commitments that it is exposed to.  Undrawn commitments have decreased from £289 billion at 31 December 2009 to £283 billion at 31 March 2010.

Liquidity reserves: The Group is targeting a liquidity pool of £150 billion by 2013.  The table below analyses the breakdown of these assets which comprise government securities, other liquid assets and a pool of unencumbered assets that are available for securitisation to raise funds if and when required.

	31 March 2010	31 December 2009
Liquidity reserves	£m	£m

Central Group Treasury portfolio	25,212	19,655
Treasury bills	19,810	27,547
Other government securities	14,333	10,205

Government securities	59,355	57,407

Cash and central bank balances	42,008	51,500
Unencumbered collateral (1)	46,370	42,055
Other liquid assets	17,158	19,699

	164,891	170,661

Note:
(1)	Includes secured assets which are eligible for discounting at central banks.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Repo agreements: At 31 March 2010 the Group had £81 billion (31 December 2009 - £68 billion) of customer secured funding and £48 billion (31 December 2009 - £38 billion) of bank secured funding, which includes borrowing using central bank funding schemes.  With markets continuing to stabilise through the first quarter of 2010, the Group has reduced its reliance on secured funding from central bank liquidity schemes.

Wholesale funding breakdown
The tables below analyses the composition of the Group’s sources of wholesale funding and the maturity profile of the Group’s debt securities in issue and subordinated debt.

	31 March 2010		31 December 2009
	£m	%	£m	%

Deposits by banks (1)	100,168	12.6	115,642	14.3

Debt securities in issue:
- Commercial paper	36,588	4.6	44,307	5.5
- Certificates of deposits	57,369	7.2	58,195	7.2
- Medium term notes and other bonds	126,610	15.9	125,800	15.6
- Securitisations	18,645	2.3	18,027	2.2

	239,212	30.0	246,329	30.5

Subordinated liabilities	31,936	4.0	31,538	3.9

Total wholesale funding	371,316	46.6	393,509	48.7
Customer deposits (1)	425,102	53.4	414,251	51.3

	796,418	100.0	807,760	100.0

Note:
(1)	Excludes repurchase agreements and stock lending.

	31 March 2010				31 December 2009
	Debt securities in issue	Subordinated debt	Total		Debt securities in issue	Subordinated debt	Total
	£m	£m	£m	%	£m	£m	£m	%

Less than one year	126,102	1,835	127,937	47.2	136,901	2,144	139,045	50.0
1-5 years	73,842	6,079	79,921	29.5	70,437	4,235	74,672	26.9
More than 5 years	39,268	24,022	63,290	23.3	38,991	25,159	64,150	23.1

	239,212	31,936	271,148	100.0	246,329	31,538	277,867	100.0

Risk and capital management (continued)

Funding and liquidity risk (continued)

Wholesale funding breakdown (continued)

Key points
●	During the first quarter of 2010, the Group issued £8 billion of public, private and/or structured unguaranteed debt securities with a maturity greater than one year.

●
Debt securities with a remaining maturity of less than 1 year have decreased during the quarter by £11 billion to £126 billion at 31 March 2010, down from £137 billion at 31 December 2009 reflecting continued deleveraging within the Group.

●	As a result of the above, the proportion of debt instruments with a remaining maturity of greater than one year has increased from 50% at 31 December 2009 to 53% at 31 March 2010.

●	The Group has recently received approval from the UK Financial Services Authority for a €15 billion covered bond programme which is ready to launch.

Net stable funding ratio
The net stable funding ratio shows the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding, and equity. The measure has remained stable at 90%. The Group’s measurement basis will be reassessed as regulatory proposals are developed and industry standards implemented.

	31 March 2010		31 December 2009
		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	81	81	80	80	100
Wholesale lending > 1 year	149	149	144	144	100
Wholesale lending < 1 year	222	-	249	-	-
Derivatives	444	-	422	-	-
Repos	129	-	106	-	-
Customer deposits	425	361	415	353	85
Other (deferred taxation, insurance liabilities, etc)	133	-	106	-	-

Total liabilities and equity	1,583	591	1,522	577

Cash	42	-	52	-	-
Inter bank lending	57	-	49	-	-
Debt securities	252	50	249	50	20
Derivatives	462	-	438	-	-
Reverse repos	96	-	76	-	-
Advances < 1 year	138	69	139	69	50
Advances >1 year	416	416	416	416	100
Other (prepayments, accrued income, deferred taxation)	120	120	103	103	100

Total assets	1,583	655	1,522	638

Net stable funding ratio		90%		90%

Note:
(1)	Available Stable Funding.

Risk and capital management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities.  The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework.  This framework includes limits based on, but not limited, to VaR, scenario analysis, position and sensitivity analyses.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits.  VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.  For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and confidence level of 99%.  The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading and non-trading, where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

As part of the ongoing review and analysis of the suitability of the VaR model, a methodology enhancement to the US ABS VaR was approved and incorporated into the regulatory model in Q1 2010. The enhancement replaced the absolute spread-based approach with a relative price-based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintage as well as improving differentiation between prime, Alt-A and sub-prime exposures.

All VaR models have limitations, which include:

●
Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the time series horizon.  Therefore, events more severe than those in the historical data series cannot be predicted;

●	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile;

●	VaR that uses a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day; and

●	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and capital management (continued)

Market risk (continued)

Traded portfolios
The table below analyses the VaR for the Group’s trading portfolios segregated by type of market risk exposure.

	31 March 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	47.5	54.4	64.2	32.5	38.8	50.5	59.8	28.1
Credit spread	148.8	163.3	191.5	113.0	165.4	174.8	194.7	146.7
Currency	18.6	22.2	24.7	13.9	18.9	20.7	25.5	14.6
Equity	11.3	8.2	17.3	6.6	11.1	13.1	19.8	2.7
Commodity	10.6	10.8	14.0	8.3	14.9	8.9	32.1	6.6
Diversification		(126.4)				(86.1)

Total	140.6	132.5	204.7	103.0	158.8	181.9	188.8	128.7

Core	87.2	82.4	145.4	58.9	112.9	127.3	135.4	92.8
CEM (2)	37.5	33.6	41.2	30.3	38.5	38.6	41.0	34.3
Core excluding CEM	79.5	73.5	108.7	53.6	93.0	97.4	116.5	70.6

Non-Core	84.6	87.1	98.8	63.2	78.0	84.8	100.3	58.6

Notes:
(1)	As of and for the quarter ended.
(2)	Counterparty Exposure Management.

Key points
●	Overall period end market exposure across the asset classes declined as we realigned positions in light of our perception of market opportunity and observed changes in market liquidity.

●	The credit spread and Core VaR have decreased significantly in Q1 2010 compared with Q4 2009 due to the implementation in January of the relative price-based mapping scheme described above.

●	The Non-Core VaR also decreased due to the implementation of the price mapping scheme, but this was more than offset by the weakening of sterling against the US dollar.

●
The diversification effect increased in Q1 2010 compared to the previous quarter, reducing the overall level of risk.  This was primarily due to underlying position changes in interest rate trading and counterparty exposure management.  There was also a small increase in diversification benefit following the implementation of the new ABS VaR model.

Risk and capital management (continued)

Market risk (continued)

Non-traded portfolios
The table below analyses the VaR for the Group’s non-trading portfolios segregated by type of market risk exposure.

	31 March 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	12.2	13.4	15.8	9.0	13.2	16.5	17.2	9.5
Credit spread	175.9	161.8	226.9	157.0	226.5	213.3	240.1	213.3
Currency	1.4	0.9	4.9	0.3	1.6	0.6	7.0	0.5
Equity	1.6	0.8	7.3	0.2	2.8	2.3	3.4	1.7
Diversification		(27.1)				(26.0)

Total	168.2	149.8	216.2	147.6	216.2	206.7	232.1	201.5

Core	93.2	76.2	145.7	76.2	131.0	129.4	140.7	115.7
Non-Core	90.2	101.2	107.1	79.6	99.1	87.6	107.9	80.3

Note:
(1)	As of and for the quarter ended.

Key points
●
As for traded VaR, the non-traded credit spread and Core VaR have decreased significantly during the quarter due to the to the implementation of the relative price-based mapping scheme in the VaR methodology discussed above.

●	Available-for-sale asset sales also contributed to this VaR reduction.

●
The Q1 2010 period end Non-Core VaR increased due to the implementation in March of the US ABS VaR methodology for the European managed non-traded portfolios. The Non-Core banking book is dominated by positions booked in Europe, comprising both US and European ABS.  In this instance the VaR relating to the US ABS position increased as a result of greater volatility in the time series.

Risk and capital management (continued)

Other risk exposures

Explanatory note
These disclosures provide information on certain elements of the Group’s business activities affected by the unprecedented market events which began during the second half of 2007, the majority of which reside within Non-Core and, to a lesser extent, Global Banking & Markets (‘GBM’), US Retail & Commercial and Group Treasury. For certain disclosures the information presented has been analysed into the Group’s Core and Non-Core businesses.

Asset-backed securities (ABS)
The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets. The table below analyses the carrying value of the debt securities portfolio held by the Group.

	31 March 2010	31 December 2009
	£bn	£bn

Securities issued by central and local governments	139.7	134.1
Asset-backed securities	84.4	87.6
Securities issued by corporates, US federal agencies and other entities	13.4	13.4
Securities issued by banks and building societies	14.6	14.0

Total debt securities	252.1	249.1

ABS are securities with an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

The Group has exposures to ABS which are predominantly debt securities but can also be held in derivative form. Debt securities include residential mortgage backed securities (RMBS), commercial mortgage backed securities (CMBS), ABS collateralised debt obligations (CDOs) and collateralised loan obligations (CLOs) and other ABS. In many cases the risk on these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography

The table below analyses the gross and net exposures and carrying values of these asset-backed securities by geography of the underlying assets.

	31 March 2010					31 December 2009
	US	UK	Other Europe	RoW(1)	Total	US	UK	Other Europe	RoW(1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:(2)
RMBS: G10 governments (3)	23,645	226	15,747	-	39,618	26,693	314	16,035	94	43,136
RMBS: prime	2,076	5,244	3,683	236	11,239	2,965	5,276	4,567	222	13,030
RMBS: non-conforming	1,332	2,222	127	-	3,681	1,341	2,138	128	-	3,607
RMBS: sub-prime	1,785	438	193	423	2,839	1,668	724	195	561	3,148
CMBS	3,974	1,667	1,594	65	7,300	3,422	1,781	1,420	75	6,698
CDOs	15,042	328	510	-	15,880	12,382	329	571	27	13,309
CLOs	9,967	114	1,770	86	11,937	9,092	166	2,169	1,173	12,600
Other ABS	3,753	1,909	4,546	1,043	11,251	3,587	1,980	5,031	1,569	12,167

	61,574	12,148	28,170	1,853	103,745	61,150	12,708	30,116	3,721	107,695

Carrying value:
RMBS: G10 governments (3)	24,117	225	15,236	-	39,578	27,034	305	15,604	33	42,976
RMBS: prime	1,819	4,717	3,441	237	10,214	2,696	4,583	4,009	212	11,500
RMBS: non-conforming	996	2,127	127	-	3,250	958	1,957	128	-	3,043
RMBS: sub-prime	956	263	163	401	1,783	977	314	146	387	1,824
CMBS	3,439	1,328	1,008	49	5,824	3,237	1,305	924	43	5,509
CDOs	3,523	122	370	-	4,015	3,275	166	400	27	3,868
CLOs	8,634	80	1,313	74	10,101	6,736	112	1,469	999	9,316
Other ABS	3,250	1,210	4,316	844	9,620	2,886	1,124	4,369	1,187	9,566

	46,734	10,072	25,974	1,605	84,385	47,799	9,866	27,049	2,888	87,602

Net exposure:(2)
RMBS: G10 governments (3)	24,117	225	15,236	-	39,578	27,034	305	15,604	33	42,976
RMBS: prime	1,752	3,782	2,615	198	8,347	2,436	3,747	3,018	172	9,373
RMBS: non-conforming	981	2,127	127	-	3,235	948	1,957	128	-	3,033
RMBS: sub-prime	327	253	154	362	1,096	565	305	137	290	1,297
CMBS	3,073	1,245	676	40	5,034	2,245	1,228	595	399	4,467
CDOs	1,012	75	345	-	1,432	743	124	382	26	1,275
CLOs	1,782	67	1,047	36	2,932	1,636	86	1,104	39	2,865
Other ABS	2,639	934	4,281	663	8,517	2,117	839	4,331	1,145	8,432

	35,683	8,708	24,481	1,299	70,171	37,724	8,591	25,299	2,104	73,718

For notes to this table refer to page 96.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating

The table below summarises the ratings (refer to note 5 below) of ABS carrying values.

	AAA rated	AA- rated and above	A- rated and above	BBB- rated and above	Sub- investment grade	Not publicly rated	Total
	£m	£m	£m	£m	£m	£m	£m

31 March 2010
Carrying value:
RMBS: G10 governments (3)	37,116	2,154	217	18	-	73	39,578
RMBS: prime	7,951	890	357	306	689	21	10,214
RMBS: non-conforming	1,899	191	93	386	662	19	3,250
RMBS: sub-prime	561	238	263	72	636	13	1,783
CMBS	3,624	352	1,029	380	213	226	5,824
CDOs	778	672	351	564	1,366	284	4,015
CLOs	3,189	3,879	1,350	666	95	922	10,101
Other ABS	4,054	1,203	1,176	2,175	273	739	9,620

	59,172	9,579	4,836	4,567	3,934	2,297	84,385

31 December 2009
Carrying value:
RMBS: G10 governments (3)	42,426	483	67	-	-	-	42,976
RMBS: prime	9,211	678	507	546	558	-	11,500
RMBS: non-conforming	1,980	198	109	160	594	2	3,043
RMBS: sub-prime	578	121	306	87	579	153	1,824
CMBS	3,440	599	1,022	299	147	2	5,509
CDOs	616	943	254	944	849	262	3,868
CLOs	2,718	4,365	607	260	636	730	9,316
Other ABS	4,098	1,555	1,014	1,947	152	800	9,566

	65,067	8,942	3,886	4,243	3,515	1,949	87,602

Notes:
(1)	Rest of the world.
(2)	Gross exposures represent the principal amounts relating to asset-backed securities.
(3)	RMBS: G10 government securities comprises securities that are:
(a) Guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises;
(b) Guaranteed by the Dutch government; and
(c) Covered bonds, referencing primarily Dutch and Spanish government-backed loans.
(4)
Net exposures represent the carrying value after taking account of hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments.  The hedges provide credit protection of principal and interest cash flows in the event of default by the counterparty.  The value of this protection is based on the underlying instrument being protected.

(5)	Credit ratings are based on those from rating agency Standard & Poor’s. Moody’s and Fitch have been mapped onto the Standard & Poor’s scale.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating

Key points
•
The total carrying value of asset-backed securities decreased by 4% from £87.6 billion at 31 December 2009 to £84.4 billion at 31 March 2010, principally due to net sales and maturities of £21.5 billion, partially offset by additions of £13.9 billion, exchange rate movements of £3.6 billion and fair value increases.

•	Life-to-date net valuation losses on ABS held at 31 March 2010, including impairment provisions, were £19.4 billion (31 December 2009 - £20.1 billion) comprising:

	•	RMBS: £2.6 billion (2009 - £3.6 billion), of which £0.8 billion (2009 - £0.7 billion) was in US sub-prime and £1.6 billion (31 December 2009 - £2.3 billion) relates to European assets;
	•	CMBS: £1.5 billion (31 December 2009 - £1.2 billion), primarily European assets;
•
CDOs and CLOs of £11.9 billion (31 December 2009 - £9.4 billion) and £1.8 billion (31 December 2009 - £3.3 billion) significantly all relating to US assets in the Non-Core division.  Many of these assets have market hedges in place giving rise to a significant difference between the carrying value and the net exposure; and

	•	Other ABS: £1.6 billion (31 December 2009 - £2.6 billion).

•	The majority of the Group’s exposure to ABS was through government-backed RMBS of £39.6 billion at 31 March 2010 (31 December 2009 - £43.0 billion):

•
US government-backed securities were £24.1 billion (31 December 2009 - £27.0 billion). Due to the US government backing, explicit or implicit, in these securities, the counterparty credit risk exposure is low.  This is comprised of:

•  Held-for-trading securities of £9.4 billion (31 December 2009 - £13.4 billion); increased activity in GBM Mortgage Trading allowed the opportunity to reposition and sell down US agency positions following market developments; and

• Available-for-sale exposures of £14.7 billion (31 December 2009 - £13.6 billion) relate to liquidity portfolios held by US Retail & Commercial.

	•	UK and other European government-backed exposures of £15.5 billion (31 December 2009 - £15.9 billion) primarily Dutch and Spanish government-backed loans and covered bonds.

•	CDOs remained broadly flat at £4.0 billion (31 December 2009 - £3.9 billion).

•	CLOs increased from £9.3 billion at 31 December 2009 to £10.1 billion at 31 March 2010, driven primarily by foreign exchange movements and improvements in prices.

•
AAA-rated assets decreased from £65.1 billion at 31 December 2009 to £59.2 billion at 31 March 2010 primarily as a result of the sell-down activity of prime and government backed securities.  The US government ended its main mortgage-backed securities purchase programme in Q1 due to improved economic conditions.  GBM Mortgage Trading anticipated downward pressure on prices and demand and sold off positions.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments

Credit valuation adjustments (CVA)
CVA represents an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.  The Group records CVA against exposures it has to these counterparties.

	31 March 2010	31 December 2009
	£m	£m

Monoline insurers	3,870	3,796
CDPCs	465	499
Other counterparties	1,737	1,588

Total CVA adjustments	6,072	5,883

Key points
•
Total CVA held against exposures to monoline insurers and CDPCs remained stable reflecting the net effect on exposures of higher prices of underlying reference instruments being offset by the weakening of sterling against the US and Canadian dollar. The overall credit quality of the counterparties was broadly unchanged.

•	The increase in CVA held against exposures to other counterparties was primarily driven by rating downgrades of a number of counterparties during the quarter.

Monoline insurers
The Group purchased protection from monolines, mainly against specific asset-backed securities. Monolines specialise in providing credit protection against the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty.  This protection is typically held in the form of derivatives such as credit default swaps referencing underlying exposures held directly or synthetically by the Group.

The table below summarises the Group’s exposure to monolines, all of which are in the Non-Core division.

	31 March 2010	31 December 2009
	£m	£m

Gross exposure to monolines	6,189	6,170
Hedges with financial institutions	(548)	(531)
Credit valuation adjustment	(3,870)	(3,796)

Net exposure to monolines	1,771	1,843

CVA as a % of gross exposure	63%	62%

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

Key points
•
The exposures to monolines remained flat. Whilst the exposure in trade currency (mostly US dollar) decreased due to higher prices of underlying reference instruments, this was offset by the weakening of sterling against the US dollar.

•	The CVA also remained fairly stable on both a total and relative basis, with credit spread and recovery rate moves largely offsetting each other.

•
There have not been any changes to the methodology used to calculate the monoline CVA.  However following market events in the quarter, the CVA calculation was modified to reference more conservative internally assessed recovery levels, resulting in a higher CVA reserve.

•
Counterparty and credit RWAs relating to risk structures incorporating gross monoline exposures decreased from £13.7 billion to £8.6 billion over the quarter.  Regulatory intervention at certain monolines triggered credit events in the quarter. The exposure to these counterparties was excluded from the RWA calculations with capital deductions totalling £171 million taken instead.  This, combined with an improvement in the rating of an underlying bond portfolio held by the Group to investment grade status, were the main drivers of the reduction.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)
The table below summarises monoline exposures by rating.  Credit ratings are based on those from rating agencies, Standard & Poor’s and Moody’s.  Where the ratings differ, the lower of the two is taken.

	Notional: protected assets	Fair value: protected assets	Gross exposure	CVA	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

31 March 2010
AA rated	7,408	6,209	1,199	379	-	820
Sub-investment grade	13,092	8,102	4,990	3,491	548	951

	20,500	14,311	6,189	3,870	548	1,771

Of which:
CDOs	2,259	742	1,517	1,109
RMBS	85	72	13	1
CMBS	4,450	2,088	2,362	1,654
CLOs	10,458	9,193	1,265	584
Other ABS	2,705	1,897	808	401
Other	543	319	224	121

	20,500	14,311	6,189	3,870

31 December 2009
AA rated	7,143	5,875	1,268	378	-	890
Sub-investment grade	12,598	7,696	4,902	3,418	531	953

	19,741	13,571	6,170	3,796	531	1,843

Of which:
CDOs	2,284	797	1,487	1,059
RMBS	82	66	16	2
CMBS	4,253	2,034	2,219	1,562
CLOs	10,007	8,584	1,423	641
Other ABS	2,606	1,795	811	410
Other	509	295	214	122

	19,741	13,571	6,170	3,796

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)
The table below analyses the net income statement effect relating to monoline exposures.

£m

Credit valuation adjustment at 1 January 2010	(3,796)
Credit valuation adjustment at 31 March 2010	(3,870)

Increase in credit valuation adjustment	(74)
Net credit relating to realisation, hedges, foreign exchange and other movements	214
Net debit relating to reclassified debt securities	(90)

Net credit to income statement (1)	50

Note:
(1)
Comprises £23 million of reversals of impairment losses and £27 million of other income relating to reclassified debt securities.  Income from trading activities was nil.  Net profits arose from a reduction in monoline CVA and associated foreign exchange hedges.  These profits were offset by net fair value losses arising on hedges with monolines relating to reclassified debt securities.

Key points
•	The impact of sterling weakening against the US dollar is the primary cause of the gain arising on foreign exchange, hedges, realisations and other movements.

•
The net loss arising from the effect of reclassifying debt securities is due to the difference between impairment losses on these available-for-sale securities and the gains that would have been reported in the income statement if these assets had continued to be classified as held-for-trading.

Cumulative net losses of £615 million relating to reclassified debt securities have not been recognised in the income statement.

Credit derivative product companies
A credit derivative product company (CDPC) is a company that sells protection against credit derivatives.  CDPCs are similar to monoline insurers; however they are not regulated as insurers.

The Group has purchased credit protection from CDPCs through tranched and single name credit derivatives.  The Group’s exposure to CDPCs is predominantly due to tranched credit derivatives.

The table below summarises the Group’s exposure to CDPCs.
	31 March 2010	31 December 2009
	£m	£m

Gross exposure to CDPCs	1,243	1,275
Credit valuation adjustment	(465)	(499)

Net exposure to CDPCs	778	776

CVA as a % of gross exposure	37%	39%

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

Key points
•
The exposure to CDPCs has remained stable. The exposure in trade currency (US and Canadian dollar) decreased due to a combination of trade commutations, tighter credit spreads of the underlying loans and bonds and a decrease in the relative value of senior tranches compared with the underlying reference portfolios. This decrease was offset by the weakening of sterling.

•	The CVA also remained fairly constant, on both a total and relative basis, reflecting general stability in the credit quality of CDPCs.

•	There have not been any changes to the methodology used to calculate the CDPC CVA.

•
Counterparty and credit RWAs relating to gross CDPC exposures increased from £7.5 billion to £7.9 billion during the quarter. Capital deductions at 31 March 2010 were £309 million (31 December 2009 - £347 million). Where the Group limits exposures to certain CDPCs with hedges, these exposures are excluded from the RWA calculations and capital deductions taken instead.

•	The vast majority of CDPC exposure is in Non-Core division.

The table below summarises CDPC exposures by rating.

	Notional: reference assets	Fair value: reference assets	Gross exposure	CVA	Net exposure
	£m	£m	£m	£m	£m

31 March 2010
AAA rated	1,773	1,752	21	6	15
Sub-investment grade	20,411	19,409	1,002	379	623
Rating withdrawn	3,916	3,696	220	80	140

	26,100	24,857	1,243	465	778

31 December 2009
AAA rated	1,658	1,637	21	5	16
BBB rated	1,070	1,043	27	9	18
Sub-investment grade	17,696	16,742	954	377	577
Rating withdrawn	3,926	3,653	273	108	165

	24,350	23,075	1,275	499	776

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

The table below analyses the net income statement effect arising from CDPC exposures.

£m

Credit valuation adjustment at 1 January 2010	(499)
Credit valuation adjustment at 31 March 2010	(465)

Decrease in credit valuation adjustment	34
Net debit relating to hedges, foreign exchange and other movements	(66)

Net debit to income statement (income from trading activities)	(32)

Realised losses arising from trade commutations are the primary cause of the loss arising on foreign exchange, hedges, realisations and other movements.

CVA attributable to other counterparties
CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Expected losses are determined from market implied probability of defaults and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data does not exist, the probability of default is determined from the average credit spreads and recovery levels of baskets of similarly rated entities. A weighting of 50% to 100% is applied to arrive at the expected loss. The weighting reflects portfolio churn and varies according to the counterparty credit quality.

Expected losses are applied to estimated potential future exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group’s core counterparty risk systems. The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to counterparties is the aggregate of the exposures arising on the underlying product types.

Correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant.  The risk primarily arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

Collateral held under a credit support agreement is factored into the CVA calculation.  In such cases CVA is held to the extent that residual risk remains. CVA is not held against the credit default swap protection provided by the Asset Protection Scheme where the Group has purchased protection from HM Treasury, due to the unique features of the contract.

Risk and capital management (continued)

CVA attributable to other counterparties (continued)

The table below analyses the net income statement effect arising from the change in level of CVA for all other counterparties and related trades.

£m

Credit valuation adjustment at 1 January 2010	(1,588)
Credit valuation adjustment at 31 March 2010	(1,737)

Increase in credit valuation adjustment	(149)
Net credit relating to hedges, foreign exchange and other movements	12

Net debit to income statement (income from trading activities)	(137)

Key point
•	The increase in CVA against other counterparties was primarily driven by rating downgrades of a number of counterparties over the quarter.

Risk and capital management (continued)

Other risk exposures: Leveraged finance

The table below analyses the Group’s global markets sponsor-led leveraged finance exposures by industry and geography. The gross exposure represents the total amount of leveraged finance committed by the Group (drawn and undrawn). The net exposure represents the balance sheet carrying values of drawn leveraged finance and the total undrawn amount. The difference between gross and net exposures is principally due to the cumulative effect of impairment provisions and historic write-downs on assets prior to reclassification.

	31 March 2010					31 December 2009
	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (2)	1,322	1,651	920	630	4,523	1,781	1,656	1,081	605	5,123
Industrial	1,625	1,187	1,615	242	4,669	1,584	1,523	1,781	207	5,095
Retail	24	382	1,161	64	1,631	17	476	1,354	71	1,918
Other	231	1,372	1,101	225	2,929	244	1,527	1,168	191	3,130

	3,202	4,592	4,797	1,161	13,752	3,626	5,182	5,384	1,074	15,266

Net exposure:
TMT (2)	1,122	1,533	911	528	4,094	1,502	1,532	1,045	590	4,669
Industrial	383	1,079	1,440	233	3,135	524	973	1,594	205	3,296
Retail	24	348	1,098	61	1,531	17	445	1,282	68	1,812
Other	228	1,303	1,092	226	2,849	244	1,461	1,147	191	3,043

	1,757	4,263	4,541	1,048	11,609	2,287	4,411	5,068	1,054	12,820

Of which:
Drawn	1,377	3,735	3,680	895	9,687	1,944	3,737	3,909	950	10,540
Undrawn	380	528	861	153	1,922	343	674	1,159	104	2,280

	1,757	4,263	4,541	1,048	11,609	2,287	4,411	5,068	1,054	12,820

Notes:
(1)	All the above exposures are in the Non-Core division.
(2)	Telecommunications, Media and Technology.

Key points
•
The Group’s sterling exposure has reduced as a result of sales and restructurings of £0.9 billion and £0.4 billion of repayments and re-financings. These reductions were partially offset by the strengthening of the US dollar and euro against sterling during the period.

•	Credit impairments and write-offs during the quarter were £198 million.

Not included in the table above are:
•	UK Corporate leveraged finance net exposures of £7.5 billion at 31 March 2010 (31 December 2009 - £7.1 billion), mainly to the retail and industrial sectors.

•	Ulster Bank leveraged finance net exposures of £0.6 billion at 31 March 2010 and 31 December 2009.

Risk and capital management (continued)

Other risk exposures: Special purpose entities

For background on the Group’s involvement with securitisations and special purpose entities, refer to the Business review section of the 2009 Annual Report and Accounts.

The table below analyses the asset categories together with the carrying amount of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group’s balance sheet.

	31 March 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Residential mortgages	68,820	16,031	69,927	15,937
Credit card receivables	2,666	1,614	2,975	1,592
Other loans	36,261	1,000	36,448	1,010
Finance lease receivables	613	613	597	597

Conduits
The total assets held by Group-sponsored conduits were £24.1 billion at 31 March 2010 (31 December 2009 - £27.4 billion).  Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

The table below analyses the exposure to conduits which are consolidated by the Group.

	31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Total assets held by the conduits	20,256	3,862	24,118	23,409	3,957	27,366

Commercial paper issued (1)	19,902	2,830	22,732	22,644	2,939	25,583

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	319	1,072	1,391	738	1,059	1,797
- undrawn	26,426	3,573	29,999	28,628	3,852	32,480
PWCE (2)	1,129	359	1,488	1,167	341	1,508

	27,874	5,004	32,878	30,533	5,252	35,785

Maximum exposure to loss (3)	26,745	4,645	31,390	29,365	4,911	34,276

Notes:
(1)	Excludes own asset conduits established for contingent funding as it does not have any outstanding commercial paper.
(2)	Programme-wide credit enhancement.
(3)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party. Third party maximum exposure to loss is reduced by repo trades conducted with an external counterparty.

Risk and capital management (continued)

Other risk exposures: Special purpose entities (continued)

The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as it does not retain the majority of risks and rewards.

The table below analyses the Group’s exposure from third-party conduits.

	31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	232	128	360	223	120	343
- undrawn	219	38	257	206	38	244

	451	166	617	429	158	587

Maximum exposure to loss	451	166	617	429	158	587

Key points
•	During the quarter both multi-seller and own asset conduit assets have been reduced in line with the wider Group balance sheet management.

•	Multi-seller conduits account for 43% of total liquidity and credit enhancements committed by the Group, unchanged from the year end position.

•
The Group’s own asset conduit programme was established to diversify the Group’s funding sources, including access to the Bank of England’s open market operations, with committed liquidity of US$40.8 billion.

Additional information

Selected financial data

The dollar financial information included below has been translated for convenience at a rate of £1.00 to US$1.5186, being the Noon Buying Rate on 31 March 2010.

Summary consolidated income statement
	Quarter ended
	31 March 2010	31 March 2010	31 December* 2009	31 March* 2009
	$m	£m	£m	£m

Net interest income	5,379	3,542	3,419	3,564
Non-interest income	7,564	4,981	3,780	5,357

Total income	12,943	8,523	7,199	8,921

Operating expenses	(7,163)	(4,717)	(2,867)	(5,142)

Profit before other operating charges and impairment losses	5,780	3,806	4,332	3,779
Net insurance claims	(1,725)	(1,136)	(1,321)	(966)
Impairment losses	(4,063)	(2,675)	(3,099)	(2,858)

Operating loss before tax	(8)	(5)	(88)	(45)
Tax charge	(162)	(107)	(644)	(210)

Loss from continuing operations	(170)	(112)	(732)	(255)
Profit/(loss) from discontinued operations, net of tax	475	313	(135)	(50)

Profit/(loss) for the period	305	201	(867)	(305)

Profit/(loss) attributable to:
Minority interests	522	344	(246)	483
Other owners' dividends	160	105	144	114
Ordinary shareholders	(377)	(248)	(765)	(902)

* restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

Summary consolidated balance sheet
	31 March 2010	31 March 2010	31 December 2009 (audited)
	$m	£m	£m

Loans and advances	1,072,675	706,358	820,146
Debt securities and equity shares	414,836	273,170	286,782
Derivatives and settlement balances	739,013	486,641	453,487
Other assets	454,886	299,543	136,071

Total assets	2,681,410	1,765,712	1,696,486

Owners’ equity	119,477	78,676	77,736
Minority interests	15,739	10,364	16,895
Subordinated liabilities	48,498	31,936	37,652
Deposits	991,073	652,623	756,346
Derivatives, settlement balances and short positions	781,859	514,855	475,017
Other liabilities	724,764	477,258	332,840

Total liabilities and equity	2,681,410	1,765,712	1,696,486

Additional information (continued)

Selected financial data (continued)

Earnings per share
Quarter Ended
	31 March 2010	31 December 2009	31 March 2009

Basic loss from continuing operations	(0.2p)	(1.2p)	(2.2p)
Diluted loss from continuing operations	(0.2p)	(1.2p)	(2.2p)
Basic loss from discontinued operations	-	-	(0.1p)
Diluted loss from discontinued operations	-	-	(0.1p)

Appendix 1 The Asset Protection Scheme

Covered assets: roll forward to 31 March 2010

The table below details the movement in covered assets during the quarter.

£bn

Covered assets at 31 December 2009	230.5
Disposals	(1.7)
Maturities, repayments, amortisations and other movements	(2.6)
Effect of foreign currency movements	4.7

Covered assets at 31 March 2010 (1)	230.9

Note:
(1)
The covered amount at 31 March 2010 includes approximately £2.0 billion of assets in the derivatives and structured finance asset classes which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements of the Asset Protection Scheme (APS).  The Asset Protection Agency (APA) and the Group continue to negotiate in good faith whether (and, if so, to what extent) coverage should extend to these assets. Also, the APA and the Group are in discussion over the classifications of some structured credit assets and this may result in adjustments to amounts for some asset classes; however underlying risks will be unchanged.  Whilst good progress is being made, the final outcome is dependent on the Group and the APA reaching agreement by the due date on various areas of interpretation.  Should this not be achieved and the APA does not grant an extension to the Group, cover on these assets may be restricted.

Key point
•	The weakening of sterling against the US dollar accounts for the majority of the foreign exchange movement which has been substantially offset by customer repayments and a number of loan sales.

Credit impairments and write downs

The table below analyses the cumulative credit impairment losses (including available-for-sale reserves) and adjustments to par value relating to covered assets.

	31 March 2010	31 December 2009
	£m	£m

Loans and advances	15,848	14,240
Debt securities	7,795	7,816
Derivatives	6,890	6,834

	30,533	28,890

By division:
UK Retail	2,618	2,431
UK Corporate	1,231	1,007
Global Banking & Markets	1,473	1,628
Ulster Bank	683	486
Non-Core	24,528	23,338

	30,533	28,890

Key point
•	Loan impairments in the Non-Core division accounted for the majority of the increase of £1,643 million in credit impairments and write-downs.

1

Appendix 1 The Asset Protection Scheme

First loss utilisation

For definitions of triggered amounts and other related aspects, refer to the Group’s 2009 Annual Report and Accounts - Business review - Asset Protection Scheme.

The table below details the total triggered amount by division at 31 March 2010.  These exclude cash recoveries.

	31 March 2010	31 December 2009
	£m	£m

UK Retail	3,517	3,340
UK Corporate	3,843	3,570
Global Banking & Markets	2,378	1,748
Ulster Bank	769	704
Non-Core	22,665	18,905

	33,172	28,267

Notes:
(1)
The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period, and restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset.  Given the grace period before assets trigger, the Group expects additional assets to trigger based on the current risk rating and level of impairments on covered assets.

(2)
There are a number of Scheme rule interpretation issues being discussed between the Group and the APA, the most significant of which is in relation to the interpretation of certain loss triggers.  The Group is using its understanding of the triggers in the above table.

Key points
•	The Group expects recoveries on triggered amounts to be approximately 47% over the life of the relevant assets.

•	On this basis, expected loss on triggered assets at 31 March 2010 is approximately £18 billion (31 December 2009 - £15 billion), or 30% of the £60 billion first loss threshold under the APS.

2

Appendix 1 The Asset Protection Scheme

Risk-weighted assets

The table below analyses risk-weighted assets by division.

	31 March 2010			31 December 2009
	APS	Non-APS	Total	APS	Non-APS	Total
By division	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	14.9	34.9	49.8	16.3	35.0	51.3
UK Corporate	26.0	65.3	91.3	31.0	59.2	90.2
Global Banking & Markets	19.2	122.6	141.8	19.9	103.8	123.7
Ulster Bank	9.7	23.1	32.8	8.9	21.0	29.9
Non-Core	55.0	109.3	164.3	51.5	119.8	171.3
Other divisions	n/a	105.5	105.5	n/a	99.4	99.4

Group before APS benefit	124.8	460.7	585.5	127.6	438.2	565.8

Key point
•	Over the first quarter RWAs declined reflecting the reduction in pool size (including disposals) and improvements in risk parameters offset by foreign exchange movements.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Bruce Van Saun
Bruce Van Saun
Group Finance Director
14 May 2010